FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ARAUCO AND CONSTITUTION PULP INC

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Interim statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

Assets	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$	Variation ThU.S.$
Current assets	3,863,498	3,919,325	(55,827)
Non-current assets	13,217,574	12,741,985	475,589

Total assets	17,081,072	16,661,310	2.52%

Liabilities	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$	Variation ThU.S.$
Current liabilities	1,468,863	1,429,642	39,221
Non-current liabilities	7,342,826	7,413,164	(70,338)
Non–controlling interests	7,197	7,771	(574)
Equity attributable to parent company	8,262,186	7,810,733	451,453

Total net equity and liabilities	17,081,072	16,661,310	2.52%

As of June 30, 2022, total assets increased MU.S.$ 420 compared to December 31, 2021, equivalent to a 2.52% variation. This variation was driven mainly by an increase in property, plants & equipment, right of use assets and inventories.

In turn, total liabilities decreased by MU.S.$ 31 principally due to lower balances of bank loans and hedging liabilities that are offset by an increase in determination and registration of dividend provisions (see Note 26).

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	06-30-2022	12-31-2021
Current liquidity (current assets / current liabilities)	2.63	2.74
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.46	1.69

Debt indicators	06-30-2022	12-31-2021
Debt to equity ratio (total liabilities / equity)	1.07	1.13
Short-term debt to total debt (current liabilities / total liabilities)	0.17	0.16
Long-term debt to total debt (non-current liabilities / total liabilities)	0.83	0.84

	06-30-2022	06-30-2021
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	9.42	4.98

Activity ratio	06-30-2022	12-31-2021
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.60	2.68
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.32	3.49
Inventory permanence-days ((inventories + biological assets) /cost of sales)	138.24	134.10
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	108.50	103.18

As of June 30, 2022, the short-term debt to total debt ratio represented 17% of total liabilities (16% as of December 31, 2021).

Our financial expenses coverage ratio increased from 4.98 to 9.42, mainly due to the profits before taxes generated for the period ended June 30, 2022, compared to lower profits before taxes generated in the same period of 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

b)	Interim statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 784 compared to a profit of approximately MU.S.$ 470 in the same period of 2021. The variation of MU.S.$ 314 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit	412
Distribution and administrative expenses	(198)
Other income and expenses	35
Others	65

Net change in profit (loss) before income tax	314

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	06-30-2022 ThU.S.$	06-30-2021 ThU.S.$
Pulp	1,501,352	1,287,128
Wood	2,126,968	1,614,979
Other	377	174

Total revenues	3,628,697	2,902,281

On January 1, 2021 we discontinued the reporting of our forestry operations as a business segment, and included those operations as part of the pulp segment. This is in line with Arauco´s current reality and with the way in which the management views the progress of business.

The new segments reported are pulp and wood products, consistent with Arauco´s focus on end customers. For more information, see Notes 2 and 24 to the interim consolidated financial statements report as of June 30, 2022.

Sales costs	06-30-2022 ThU.S.$	06-30-2021 ThU.S.$
Wood	369,620	410,047
Forestry work and other services	298,075	256,172
Depreciation and amortization	236,960	226,164
Other operating costs	1,194,310	892,574

Total sales costs	2,098,965	1,784,957

Profitability index	06-30-2022	12-31-2021
Profitability on equity	15.74	13.54
Profitability on assets	7.50	6.31
Return on operating assets	9.11	8.95

Profitability ratios	06-30-2022	06-30-2021
Earnings per share (U.S.$) (1)	5.2532	2.5597
Profit after tax (ThU.S.$) (2)	632,910	303,787
Gross profit (ThU.S.$)	1,529,732	1,117,324
Finance costs (ThU.S.$)	(93,210)	(118,180)

(1)	Average earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	06-30-2022 ThU.S.$	06-30-2021 ThU.S.$
Profit (loss)	632,910	303,787
Finance costs	93,210	118,180
Finance income	(28,794)	(14,434)
Income tax expense	151,542	166,006
EBIT	848,868	573,539
Depreciation and amortization	261,853	249,102
EBITDA	1,110,721	822,641
Cost at fair value of the harvest	200,816	148,021
Gain from changes in fair value of biological assets	(130,564)	(83,080)
Gains (losses) on exchange difference on translation	21,409	13,696
Others*	23,793	28,813
Adjusted EBITDA	1,226,174	930,091
*	Considers loss of forest due to fires and theft and impairment provision for industrial property, plant and equipment.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

In the second quarter of 2022, billing was 6.2% higher than in the same period of 2021. This increase is mainly due to an increase in the sale price, but also to a 2.3% decrease in sales volume. In the annual accumulated, billing increased a 16,5% and sales volume did not reflect significant variation. While almost all grades of pulp experienced an increase in sale price and billing,textile grade of pulp decreased in billing during the second quarter of 2022.

The second quarter of 2022 remained stable for the markets in some areas and very active in others. Even though the serious logistics problems experienced at the end of 2021 and the first quarter of 2022 tended to decrease, they continued to be a significant challenge. Notwithstanding the above, the volumes of unavailable inventory in such logistic chain did not noticeably decrease or impact markets.

During this quarter, there was a lack of supply of short fiber due to the common problems of production loss, which represent a longer logistics chain. However, two very relevant factors of production loss were added. First, a delay in the departure of new lines, specifically MAPA. Second, the ban of using Russian raw material in Finland pupl mills, which affected the production of short fiber. As a consequence, these mills in Finland started to consume Birch’s inventory and soon about 70% of that capacity will have to be switched to long fiber production.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In China, the market for pulp was affected by the new mobility restrictions due to COVID-19 outbreaks, the COVID “0” policy implemented by the authorities, confinements in cities and port areas, etc., leading to a reduction of activity. Despite these facts, prices of short and long fiber pulp rose significantly due to supply shortages. The increases were approximately 14% in long fiber and 24% in short fiber. In the coming months, it will be possible to know if these rises will be absorbed by the paper market by increasing paper prices (2 to 3 months). However, greater economic activity will be necessary.

In Europe, unlike the Chinese market, there was a very strong demand in every type of fiber leading to higher prices and allowing the hike in costs to be transferred to the final products. Paper producers received orders for several months, which resulted in a good year in margins. Although the strike of paper and pulp producers in Finland ended at the beginning of the second quarter, the consequences of the lack of paper are still palpable. This has also contributed to the rise in paper prices in a strong market. However, there is still a lot of uncertainty about the coming months due to the high current inflation and the general economic outlook.

Moreover, the textile pulp market remained stable during this quarter. However, prices rose by about 20%, which is mainly due to supply restrictions rather than strong demand.

Production for the second quarter of 2022 was affected by the scheduled annual maintenance shutdown of the Nueva Aldea plant and by the shutdown of the Valdivia plant at the end of May due to the fire that affected this plant.

Wood Products Business

Sawn timber

During the second quarter of 2022, demand continued at high levels, resulting in maintaining the good prices of the previous quarter. For the coming months, we expect markets to become instable, mainly due to the lower activity in China, war in Europe and a scenario of high inflation and higher interest rates.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In Remanufacturing, positive results continued in the U.S., supported by the retail sector that remained strong and by positive rates of home construction, repair and remodeling of home rate that continued to be strong. In the inflationary scenario, higher interest rates and greater supply from Asia and Latin America could affect results in the last months of the year.

Plywood

During the second quarter of 2022, demand continued at high levels for Plywood in the markets, mainly by higher demand in markets such as Europe, Oceania and the U.S.

Prices remained stable, in addition to continuing solid demand. There was also the effect of lost supply from Russia and Belarus, which regularly supply Europe and the U.S. The second half of the year is expected to be more uncertain, affected by the fall in the European economy and oversupply in the U.S. and South America.

Panels (MDF, PB, Melamine)

During the second quarter of 2022, although volumes and prices continued at good levels, they were affected by the increase in exports from Brazil to the rest of the region. For the coming months, this increased supply is expected to continue, to which is added the impact of high inflation in South America, higher interest rates, currency devaluation against the U.S. dollar and political uncertainty in some countries. Panel consumption remained solid in North America.

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	06-30-2022 ThU.S.$	06-30-2021 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	945,753	852,217
Cash flows from (used in) financing activities:
Issuing shares	—	200,000
Obtaining and paying borrowings and bonds	(93,836)	(267,643)
Payments of lease liabilities	(32,251)	(36,238)
Dividends paid	(192,334)	(167)
Others	(378)	457
Cash flows from (used in) investment activities:
Purchase and sale of property, plant and equipment	(639,464)	(595,793)
Purchase and sale of biological assets	(104,493)	(127,534)
Purchase and sale of intangible assets	(1,916)	(2,471)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(118)	45,804
Dividends received	24,768	1,454
Others	(2,372)	(429)

Positive (negative) net cash flow	(96,641)	69,657

Our cash flow from operating activities increased to MU.S.$ 946 for the current period (compared to the positive balance of MU.S.$ 852 for the same period in 2021), resulting mainly from higher revenue from customer collections in the current period, which was partially offseted by an increase in suppliers payments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The cash flow from financing activities shows a negative balance of MU.S.$ 319 for the current period (compared to the negative balance of MU.S.$ 104 for the same period in 2021). Resulting mainly from dividends paid in the current year and an increase in financial debts payments in the previous year.

Regarding the cash flow from investment activities, the balance decreased to MU.S.$ 724 (compared to a negative balance of MU.S.$ 679 for the same period of 2021), mainly due to an increase in disbursements for the purchase of property, plant and equipment.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2022, a ratio of fixed rate debt to total consolidated debt of approximately 94.5%, which we belive is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The interim consolidated financial statements as of June 30, 2022, include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		06-30-2022	12-31-2021
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	901,707	1,011,100
Other current financial assets	23	20,529	5,865
Other current non-financial assets	25	210,064	167,890
Trade and other current receivables	23	874,609	979,923
Accounts receivable from related companies	13	6,877	5,559
Current inventories	4	1,358,314	1,172,179
Current biological assets	20	364,043	329,586
Current tax assets	6	125,057	233,065
Total current assets other than assets or disposal groups classified as held for sale		3,861,200	3,905,167
Non-current assets or disposal groups classified as held for sale	22	2,298	14,158
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners		2,298	14,158
Total current assets		3,863,498	3,919,325
Non-current assets
Other non-current financial assets	23	15,793	10,525
Other non-current non-financial assets	25	92,654	88,549
Non-current receivables	23	22,739	14,338
Investments accounted for using equity method	15-16	337,563	336,642
Intangible assets other than goodwill	19	78,531	84,210
Goodwill	17	58,775	57,697
Property, plant and equipment	7	9,333,778	8,953,384
Right of use assets	8	261,245	180,106
Non-current biological assets	20	3,008,550	3,008,897
Deferred tax assets	6	7,946	7,637
Total non-current assets		13,217,574	12,741,985
Total assets		17,081,072	16,661,310

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		06-30-2022	12-31-2021
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	340,310	339,441
Current lease liabilities	8-23	43,371	49,603
Trade and other current payables	23	713,825	731,456
Accounts payable to related companies	13	3,369	2,577
Other short-term provisions	18	6,336	337
Current tax liabilities	6	44,296	127,981
Current provisions for employee benefits	10	5,796	4,593
Other current non-financial liabilities	25	311,560	173,654
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,468,863	1,429,642
Total current liabilities		1,468,863	1,429,642
Non-current liabilities
Other non-current financial liabilities	23	5,143,919	5,374,864
Non-current lease liabilities	8-23	180,976	113,701
Non-current payables	23	2,446	2,272
Other long-term provisions	18	30,525	29,549
Deferred tax liabilities	6	1,839,619	1,747,805
Non-current provisions for employee benefits	10	66,448	67,967
Other non-current non-financial liabilities	25	78,893	77,006
Total non-current liabilities		7,342,826	7,413,164
Total liabilities		8,811,689	8,842,806
Equity
Issued capital	3	803,618	803,618
Retained earnings		8,542,129	8,248,185
Other reserves		(1,083,561)	(1,241,070)
Equity attributable to parent company		8,262,186	7,810,733
Non-controlling interests		7,197	7,771
Total equity		8,269,383	7,818,504
Total equity and liabilities		17,081,072	16,661,310

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January - June		April - June
		2022	2021	2022	2021
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss
Revenue	9	3,628,697	2,902,281	1,867,073	1,555,578
Cost of sales	3	(2,098,965)	(1,784,957)	(1,095,815)	(887,183)
Gross profit		1,529,732	1,117,324	771,258	668,395
Other income	3	171,816	120,376	89,053	45,379
Distribution costs	3	(489,581)	(304,070)	(255,605)	(159,276)
Administrative expenses	3	(299,150)	(287,155)	(158,383)	(150,653)
Other expense by function	3	(86,711)	(70,456)	(58,863)	(32,978)
Profit from operating activities		826,106	576,019	387,460	370,867
Finance income	3	28,794	14,434	15,463	7,600
Finance costs	3	(93,210)	(118,180)	(46,191)	(57,187)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	44,171	11,216	24,459	8,718
Gains (losses) on exchange differences on translation		(21,409)	(13,696)	(2,429)	(5,217)
Profit before income tax		784,452	469,793	378,762	324,781
Income tax expense	6	(151,542)	(166,006)	(74,912)	(123,362)
Net profit		632,910	303,787	303,850	201,419

Net profit attributable to
Net profit attributable to parent company		632,877	302,912	303,827	201,004
Net profit attributable to non-controlling interests		33	875	23	415
Net profit		632,910	303,787	303,850	201,419

Basic and diluted earnings per share (in U.S.$ per share)
Basic and diluted earnings per share from continuing operations		5.2532095	2.5597414	2.5219227	1.6724083

Basic and diluted earnings per share		5.2532095	2.5597414	2.5219227	1.6724083

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January - June		April - June
		2022	2021	2022	2021
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Net profit		632,910	303,787	303,850	201,419
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(4,422)	1,229	(3,893)	(1,172)
Other comprehensive income that will not be reclassified to profit or loss before tax		(4,422)	1,229	(3,893)	(1,172)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	38,181	24,736	(91,729)	106,553
Other comprehensive income before tax exchange differences on translation		38,181	24,736	(91,729)	106,553
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	156,807	(49,740)	49,486	(82,658)
Reclassification adjustments on cash flow hedges before tax	23	(5,080)	(10,137)	(5,080)	(9,862)
Other comprehensive income before tax cash flow hedges		151,727	(59,877)	44,406	(92,520)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		2,352	2,187	(1,598)	752
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		2,352	2,187	(1,598)	752
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		192,260	(32,954)	(48,921)	14,785
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income		1,194	(293)	1,124	316
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		1,194	(293)	1,124	316
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(41,248)	17,132	(17,851)	24,184
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(495)	(470)	334	(162)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(41,743)	16,662	(17,517)	24,022
Other comprehensive income (loss)		147,289	(15,356)	(69,207)	37,951
Total comprehensive income (loss)		780,199	288,431	234,643	239,370

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		780,187	292,338	234,681	236,633
Comprehensive income (loss), attributable to non-controlling interests		12	(3,907)	(38)	2,737
Total comprehensive income (loss)		780,199	288,431	234,643	239,370

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

06-30-2022	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2022	803,618	(1,155,195)	(136,859)	(20,766)	71,750	(1,241,070)	8,248,185	7,810,733	7,771	7,818,504
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	632,877	632,877	33	632,910
Other comprehensive income, net of tax	—	38,202	110,479	(3,228)	1,857	147,310	—	147,310	(21)	147,289
Comprehensive income	—	38,202	110,479	(3,228)	1,857	147,310	632,877	780,137	12	780,199
Dividends	—	—	—	—	—	—	(328,734)	(328,734)	(586)	(329,320)
Increase (decrease) through transfers and other changes equity	—	—	—	—	10,199	10,199	(10,199)	—	—	—
Changes in equity	—	38,202	110,479	(3,228)	12,056	157,509	293,944	451,453	(574)	450,879
Closing balance at 06-30-2022	803,618	(1,116,993)	(26,380)	(23,994)	83,806	(1,083,561)	8,542,129	8,262,186	7,197	8,269,383

06-30-2021	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2021	603,618	(1,081,320)	(37,007)	(19,725)	29,255	(1,108,797)	7,889,901	7,384,722	30,913	7,415,635
Changes in Equity:
Comprehensive income
Net profit	—	—	—	—	—	—	302,912	302,912	875	303,787
Other comprehensive income, net of tax	—	29,518	(42,745)	936	1,717	(10,574)	—	(10,574)	(4,782)	(15,356)
Comprehensive income	—	29,518	(42,745)	936	1,717	(10,574)	302,912	292,338	(3,907)	288,431
Issue of equity	200,000	—	—	—	—	—	—	200,000	—	200,000
Dividends	—	—	—	—	—	—	—	—	(80)	(80)
Increase (decrease) through transfers and other changes equity	—	—	—	—	369	369	(513)	(144)	—	(144)
Changes in equity	200,000	29,518	(42,745)	936	2,086	(10,205)	302,399	492,194	(3,987)	488,207
Closing balance at 06-30-2021	803,618	(1,051,802)	(79,752)	(18,789)	31,341	(1,119,002)	8,192,300	7,876,916	26,926	7,903,842

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - June
	2022	2021
	ThU.S.$	ThU.S.$

STATEMENTS OF CASH FLOWS

Cash flows from (used in) operating activities

Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	3,865,770	2,829,062
Receipts from rents and subsequent sales of such assets	1,917	707
Other cash receipts from operating activities	273,147	260,189
Classes of cash payments
Payments to suppliers for goods and services	(2,577,925)	(1,883,458)
Payments to and on behalf of employees	(347,853)	(322,118)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(12,609)	—
Other cash payments from operating activities	(89,086)	(49,133)
Interest paid	(130,125)	(125,848)
Interest received	23,604	13,784
Income taxes paid (refund)	(62,819)	129,033
Other inflows (outflows) of cash, net	1,732	(1)
Net cash flow from (used in) operating activities	945,753	852,217

Cash flows from (used in) investing activities
Cash flow from losing control of subsidiaries and other businesses	—	47,988
Cash flow used in the purchase of non-controlling interests	—	(5)
Other cash receipts from sales of interests in joint ventures	—	2,621
Other cash payments to acquire interests in joint ventures	(118)	(4,800)
Loans to related entities	(2,475)	(427)
Proceeds from sales of property, plant and equipment	28,139	7,330
Purchase of property, plant and equipment	(667,603)	(603,123)
Proceeds from sales of intangible assets	311	—
Purchase of intangible assets	(2,227)	(2,471)
Proceeds from other long-term assets	45,919	3,805
Purchase of other long-term assets	(150,412)	(131,339)
Dividends received	24,768	1,454
Other inflows (outflows) of cash, net	103	(2)
Cash flows from (used in) investing activities	(723,595)	(678,969)

Cash flows from (used in) financing activities
Proceeds from issuing shares	—	200,000
Total proceeds from borrowings	167,450	5,000
Proceeds from long-term borrowings	9,960	—
Proceeds from short-term borrowings	157,500	5,000
Repayments of borrowings	(261,296)	(272,643)
Payments of lease liabilities	(32,251)	(36,238)
Dividends paid	(192,334)	(167)
Other inflows (outflows) of cash, net	(378)	457
Cash flows from (used in) financing activities	(318,799)	(103,591)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(96,641)	69,657
Effect of exchange rate changes on cash and cash equivalents	(12,752)	(642)

Net increase (decrease) of cash and cash equivalents	(109,393)	69,015
Cash and cash equivalents, at the beginning of the period	1,011,100	1,064,714
Cash and cash equivalents, at the end of the period	901,707	1,133,729

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2022, AND DECEMBER 31, 2021

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of June 30, 2022, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60,8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

•	Interim consolidated statements of financial position as of June 30, 2022, and as of December 31,2021.

•	Interim consolidated statements of profit or loss for the periods ended June 30, 2022, and June 30, 2021.

•	Interim consolidated statements of comprehensive income for the periods ended June 30, 2022, and June 30, 2021.

•	Interim consolidated statements of changes in equity for the periods ended June 30, 2022, and June 30, 2021.

•	Interim consolidated statements of cash flows for the periods ended June 30, 2022, and June 30, 2021.

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the interim consolidated financial statements

Periods ended June 30, 2022, and December 31, 2021.

Date of Approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 674 on August 10, 2022.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the interim consolidated financial statements is the U.S. dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a) Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e) Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interests (“SPPI”) over the amount of the outstanding principal.

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interests”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interests and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii)	Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii)	Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-

The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;

-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;

-	The initial direct costs incurred by the lessee; and

-

An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognise revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii) Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June	30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay interim dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June	30, 2022

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June	30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2022:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
Reference to the Conceptual Framework - Amendments to IFRS 3	Business combinations. Update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.	January 1, 2022

IAS 16 Amendment

Properties, plant and equipments

Prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

January 1, 2022

IAS 37 Amendment	Provisions, contingent liabilities and contingent Specify which costs a company includes when assessing whether a contract will be loss-making.	January 1, 2022

Annual Improvements to IFRS Standards 2018–2020

IFRS 9 Financial Instruments Addresses which fees should be included in the 10% test for derecognition of financial liabilities.

IFRS 16 Leases Amendment to example 13 to remove the illustration of the lessor’s payments for lease improvements.

IAS 41 Agriculture Elimination of the requirement for entities to exclude tax cash flows when measuring fair value under IAS 41.

January 1, 2022

The adoption of the standards, amendments and interpretations described in the table above do not have a significant impact on Arauco interim consolidated financial statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June	30, 2022

Amounts in thousands of U.S. dollars, except as indicated

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after

IAS 1

Presentation of Financial Statements

Clarifies that liabilities will be classified as current or non-current depending on the rights at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

January 1, 2024

IAS 1 and IAS 8	To IAS 1, Practice statement 2 and IAS 8, aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.	January 1, 2023

IAS 12

Deferred tax related to assets and liabilities arising from a single transaction

Require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deduct able temporary differences.

January 1, 2023

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s interim consolidated financial statements during its initial application period.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

On January 1, 2021, we discontinued the reporting of our forestry operations as a reportable segment, and included those operations as part of the pulp segment. This is in line with Arauco’s current reality and with the way in which the management views and evaluates the progress of the business. The remaining segments are: pulp and wood products, which demonstrates Arauco’s focus on its end customers.

The comparative information in the tables in Note 24 Reportable segments has been restated as of December 31, 2020 due to the merger of the pulp and forestry businesses. This reformulation of the Company’s segments did not produce changes in Arauco’s consolidated financial statements (statement of financial position, statement of profit or loss, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes to the financial statements, except for the Note 24).

Changes to accounting estimates

As of June 30, 2022, there have been no changes in the methodologies for calculating the accounting estimates with respect to the 2021 financial year.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June	30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

Between April and May of 2021, a capital increase of ThU.S.$ 200,000 which amounts to 3,250,975 shares was wholly subscribed and paid-in by the shareholders.

As of September 24, 2020, a capital increase of ThU.S.$ 250,000 which amounts to 4,063,720 shares was wholly subscribed and paid-in by the shareholders.

As of December 14, 2021, the controlling shareholder, who is Empresas Copec S.A. acquired a total of 26,346 shares from 2 minority shareholders, so following this capital increase as of June 30, 2022, the shareholders composition according to the amount of shares owned is as follows:

Shareholders	Shares	%
Empresas Copec S.A.	120,474,249	99.99991616%
AntarChile S.A.	101	0.00008384%
	120,474,350	100.00000000%

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$ 803,618.

100% of Capital corresponds to ordinary shares.

	06-30-2022	12-31-2021
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	120,474,350	124,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 6.6704 per share	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 803,618	ThU.S.$ 803,618

	06-30-2022	12-31-2021
Number of shares issued and fully paid by type of capital in ordinary shares	120,474,350	120,474,350

b)	Dividends paid

In May 2022 a dividend of ThU.S.$ 192,132 was paid with a charge to the profits of the year 2021. In November 2021 a provisional dividend of ThU.S.$ 271,000 was paid with a charge to the profits of the same year.

In October 2021 a dividend of ThU.S.$ 200,000 was paid.

The amount of ThU.S.$ 328,734 presented in the interim consolidated statement of changes in equity contains the minimum dividend provision for ThU.S.$ 261,613 corresponding to the period 2022. The remaining ThU.S.$ 67,121 correspond to the determination of the differential dividend distributed by the profits of the year 2021 and generated by the change in the dividend policy approved in April 2022.

See Note 26 for details.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June	30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In the interim consolidated statements of cash flows, an amount of ThU.S.$ 192,334 as of June 30, 2022 (ThU.S.$ 167 as of June 30, 2021) is presented in the line dividends paid, of which ThU.S.$ 192,132 (ThU.S.$ 0 as of June 30, 2021) correspond to the payment of dividends to the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2022
Amount of dividends	ThU.S.$ 192,132
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 1.594799

Dividends paid detail, ordinary shares
Dividends paid	Interim dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	11-03-2021
Amount of dividends	ThU.S.$ 271,000
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.249441

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves	of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves	of cash flow hedges

The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

Reserve	of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other	reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the interim consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended June 30, 2022 and 2021 are as follows:

	January - June		April - June
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Classes of Other Income
Total Other Income	171,816	120,376	89,053	45,379
Gain from changes in fair value of biological assets (Note 20)	130,564	83,080	76,860	41,771
Net income from insurance compensation	323	606	147	598
Revenue from export promotion	622	742	293	367
Lease income	1,162	725	635	191
Gain on sales of assets	29,558	3,648	3,750	1,675
Access easement	—	161	—	158
Recovery of tax credits	—	6	—	6
Compensations received	—	7,018	—	3
Gain on sales of permanent investments	—	20,381	—	—
Other operating results	9,587	4,009	7,368	610

Classes of Other Expenses by function
Total Other Expenses by function	(86,711)	(70,456)	(58,863)	(32,978)
Provision legal expenses	(4,028)	(6,172)	(2,409)	(4,708)
Impairmert provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(6,090)	(11,832)	(3,565)	(7,876)
Operating expenses related to staff restructuring or from plants stoppage or closed	(21,445)	(3,613)	(19,515)	(2,091)
Expenses related to projects	(10,553)	(11,397)	(6,419)	(6,139)
Loss of asset sales	(4,816)	(3,202)	(3,116)	(1,153)
Loss and repair of assets	(10,553)	(494)	(10,535)	(171)
Loss of forest due to fires	(12,696)	(17,503)	(2,341)	(605)
Other taxes	(8,834)	(10,011)	(5,542)	(6,757)
Research and development expenses	(2,912)	(2,037)	(1,890)	(1,708)
Fines, readjustments and interests	(117)	(93)	(79)	(75)
Loss on sale of permanent investments	—	(431)	—	—
Loss of tax credits	(167)	(255)	71	(154)
Other expenses	(4,920)	(3,416)	(3,523)	(1,541)

Classes of Finance Income
Total Finance Income	28,794	14,434	15,463	7,600
Finance income by mutual funds - term deposits	26,215	13,205	13,868	6,963
Finance income resulting from derivatives	39	39	—	—
Other finance income	2,540	1,190	1,595	637

Classes of Finance Costs
Total Finance Costs	(93,210)	(118,180)	(46,191)	(57,187)
Interest expense, Bank borrowings	(7,899)	(7,831)	(4,300)	(3,673)
Interest expense, Bonds	(52,491)	(76,378)	(24,196)	(37,387)
Interest expense resulting from derivatives	(9,458)	(10,963)	(4,926)	(4,509)
Interest expence for right-of-use	(5,026)	(4,412)	(2,504)	(1,753)
Other financial costs	(18,336)	(18,596)	(10,265)	(9,865)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	44,171	11,216	24,459	8,718
Investments in associates	4,777	139	2,345	233
Investments in joint ventures	39,394	11,077	22,114	8,485

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - June		April - June
Cost of sales (*)	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Timber	147,801	410,047	221,819	181,030
Forestry labor costs and other services	140,212	256,172	157,863	136,547
Depreciation and amortization	110,732	204,257	105,319	100,306
Depreciation for right of use	10,483	21,907	10,426	10,221
Maintenance costs	81,717	127,669	78,209	63,190
Chemical costs	178,007	245,488	188,548	130,520
Sawmill costs	28,628	53,657	35,009	28,114
Other raw materials	74,943	109,581	77,657	55,214
Other indirect costs	53,587	58,546	38,800	31,419
Energy and fuel	60,634	85,692	62,857	42,830
Cost of electricity	9,687	22,082	11,411	12,462
Staff expenses	106,719	189,859	107,897	95,330
Total	1,003,150	1,784,957	1,95,815	887,183

(*)

Total amount is comprised of the cost of inventory sales for ThU.S.$ 2,049,304 (ThU.S.$ 1,745,306 as of June 30, 2021) and the cost of rendering services for ThU.S.$ 49,661 (ThU.S.$ 39,651 as of June 30, 2021).

	January – June		April – June
Distribution costs	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Selling costs	20,677	17,655	10,562	8,929
Commissions	7,002	7,197	3,281	3,603
Insurance	3,360	1,974	1,896	850
Provision for doubtful accounts	(22)	300	174	339
Other selling costs	10,337	8,184	5,211	4,137
Shipping and freight costs	468,904	286,415	245,043	150,347
Port services	35,906	23,547	20,657	11,839
Freights	401,358	241,332	207,018	128,235
Depreciation for right of use	883	1,211	352	639
Other shipping and freight costs (internment, warehousing, stowage, customs and other costs)	30,757	20,325	17,016	9,634
Total	489,581	304,070	255,605	159,276

	January – June		April – June
Administrative expenses	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Wages and salaries	125,055	122,862	62,643	62,694
Marketing, advertising, promotion and publications expenses	8,464	5,972	4,603	3,339
Insurances	12,747	11,804	6,336	5,990
Depreciation and amortization	16,845	18,037	8,380	9,428
Depreciation for right of use	3,273	3,471	1,371	1,658
Computer services	21,923	18,300	16,325	9,648
Lease of offices, other property and vehicles	2,501	3,226	980	1,591
Donations, contributions, scholarships	4,083	3,063	1,985	1,174
Fees (legal and technical advisors)	17,782	18,216	9,122	9,327
Property taxes, city permits and rights	14,681	12,713	8,772	8,236
Cleaning services, security services and transportation	14,375	16,977	7,110	8,931
Third-party variable services (maneuvers, logistics)	23,800	21,927	10,962	11,585
Basic services (electricity, telephone, water)	3,036	2,377	1,316	961
General and other minor expenses (mainly PCR)	3,866	9,182	2,182	5,507
Maintenance and repair	4,254	3,714	2,217	2,097
Seminars, courses, training materials	2,348	1,084	1,285	575
Travels, clothing and safety equipment, environmental expenses, audits and others	20,117	14,230	12,794	7,912
Total	299,150	287,155	158,383	150,653

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	06-30-2022	12-31-2021
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	172,751	79,288
Production supplies	186,718	158,382
Work in progress	75,682	56,187
Finished goods	722,896	689,168
Spare parts	200,267	189,154
Total inventories	1,358,314	1,172,179

Inventories recognized as cost of sales as of June 30, 2022 were ThU.S.$ 2,049,304 (ThU.S.$ 1,745,306 as of June 30, 2021).

In order to have inventories recorded at net realizable value as of June 30, 2022, a net decrease of inventories was recognized associated with a higher obsolescence provision of ThU.S.$ 5,618 (ThU.S.$ 395 as of June 30, 2021). As of June 30, 2022, the amount of obsolescence provision is ThU.S.$ 71,108 (ThU.S.$ 65,490 as of December 31, 2021).

As of June 30, 2022, there were inventory write-offs of ThU.S.$ 737 (ThU.S.$ 355 as of June 30, 2021) which are presented in the interim consolidated statements of profit or loss within Cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of cash and cash equivalents	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Cash on hand	81	91
Balances with banks	472,821	528,985
Short-term deposits	175,566	251,956
Mutual funds	253,239	230,068
Total	901,707	1,011,100

The risk classification of the Company’s mutual funds as of June 30, 2022 and as of December 31, 2021 is shown below.

	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
AAAfm	172,076	134,314
No classification	81,163	95,754
Total Mutual Funds	253,239	230,068

Changes in Financial Liabilities

		06-30-2022
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	991,956	296,316	4,426,033	5,714,305
Cash flows	(+) Borrowings obtained	167,460	—	—	167,460
	(-) Borrowings paid	(235,703)	(5,080)	(20,513)	(261,296)
	(-) Commissions paid	(378)	—	—	(378)
	(-) Interest paid	(9,088)	(18,273)	(97,408)	(124,769)
	(+) Accrued interest	9,670	18,164	97,203	125,037
	(+/-) Inflation adjustment	(39,855)	—	(33,054)	(72,909)
	(+/-) Changes in fair value	—	(70,839)	—	(70,839)
	(+/-) Other movements	3,727	(15)	3,906	7,618
	Closing balance	887,789	220,273	4,376,167	5,484,229

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2021
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,274,260	39,660	4,707,944	6,021,864
Cash flows	(+) Borrowings obtained	167,962	—	—	167,962
	(-) Borrowings paid	(405,567)	(25,316)	(165,607)	(596,490)
	(-) Commissions paid	(2,328)	—	—	(2,328)
	(-) Interest paid	(18,084)	(30,034)	(204,465)	(252,583)
	(+) Accrued interest	16,961	29,032	200,843	246,836
	(+/-) Inflation adjustment	(45,891)	—	(120,785)	(166,676)
	(+/-) Changes in fair value	—	283,261	—	283,261
	(+/-) Other movements	4,643	(287)	8,103	12,459
	Closing balance	991,956	296,316	4,426,033	5,714,305

		Lease liabilities
		06-30-2022	12-31-2021
		ThU.S.$	ThU.S.$
	Opening balance January 1	163,304	211,755
Cash flows	(-) Borrowings paid	(32,251)	(67,895)
	(-) Interest paid	(5,356)	(7,811)
	(+) Accrued interest	5,670	8,363
	(+/-) Inflation adjustment	(2,460)	(13,540)
	(+) Increase due to new leases liabilities	96,863	35,186
	(+/-) Other movements	(1,423)	(2,754)
	Closing balance	224,347	163,304

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina and Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

In 2021, Argentinian Republic published in the Official Gazette of Argentina the law No. 27,630, which replaced the fixed rate paid by Argentine companies on their corporate income tax periods starting in 2021. It provides a progressive scale of rates, where a 25% rate will be applied to companies with a nex taxable income of up to 5,000,000 Argentine pesos (AR$) (approximately ThU.S.$ 40 as of June 30, 2022), a 30% rate will be applied to companies with a nex taxable income ranging between AR$ 5,000,000 and AR$ 50,000,000 (approximately ThU.S.$ 399 as of June 30, 2022), and a 35% rate will be applied to companies with a nex taxable incomes surpassing AR$ 50,000,000. This new regulation generated a loss of ThU.S.$ 49,000 in Arauco Argentina S.A. in income tax in 2021.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	06-30-2022	12-31-2021
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	6,064	5,730
Deferred tax assets relating to accrued liabilities	7,732	8,257
Deferred tax assets relating to post-employment benefits	19,655	19,738
Deferred tax assets relating to property, plant and equipment	44,023	32,480
Deferred tax assets relating to impairment provision	8,349	8,564
Deferred tax assets relating to financial instruments	81,400	108,910
Deferred tax assets relating to tax loss carryforward	54,414	24,972
Deferred tax assets relating to inventories	18,734	18,793
Deferred tax assets relating to provisions for income	23,946	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,645	4,625
Deferred tax assets relating to intangible revaluation	1,944	2,301
Deferred tax assets relating to tax credits	—	8,996
Deferred tax assets relating to other deductible temporary differences	30,439	24,328
Total deferred tax assets	299,345	287,017

Offsetting presentation	(291,399)	(279,380)

Net effect	7,946	7,637

Certain subsidiaries of Arauco mainly in Chile, Brazil, Argentina and USA, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 267,175 (ThU.S.$ 335,872 at December 31, 2021), which are mainly originated by operational and financial losses.

In addition, as of the closing date of these interim consolidated financial statements there are ThU.S.$ 125,061 (ThU.S.$ 126,746 at December 31, 2021) of non-recoverable tax losses from subsidiaries in USA and from joint operations in Uruguay, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	06-30-2022	12-31-2021
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,382,174	1,281,546
Deferred tax liabilities relating to financial instruments	28,746	25,334
Deferred tax liabilities relating to biological assets	601,089	605,166
Deferred tax liabilities relating to inventory	44,052	46,336
Deferred tax liabilities relating to prepaid expenses	40,201	38,088
Deferred tax liabilities relating to intangible	12,219	12,511
Deferred tax liabilities relating to other taxable temporary differences	22,537	18,204
Total deferred tax liabilities	2,131,018	2,027,185

Offsetting presentation	(291,399)	(279,380)

Net effect	1,839,619	1,747,805

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 41,248 as of June 30, 2022 (credit of ThU.S.$ 17,132 as of June 30, 2021), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2022	Deferred tax income (expenses)	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 06-30-2022
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to provisions	5,730	228	—	106	6,064
Deferred tax Assets relating to accrued liabilities	8,257	(534)	—	9	7,732
Deferred tax Assets relating to post-employment benefits	19,738	(1,294)	1,194	17	19,655
Deferred tax Assets relating to property, plant and equipment	32,480	11,543	—	—	44,023
Deferred tax Assets relating to impairment provision	8,564	(483)	—	268	8,349
Deferred tax Assets relating to financial instruments	108,910	11,665	(39,582)	407	81,400
Deferred tax Assets relating to tax loss carryforward	24,972	27,962	—	1,480	54,414
Deferred tax Assets relating to inventories	18,793	(86)	—	27	18,734
Deferred tax Assets relating to provisions for income	19,323	4,597	—	26	23,946
Deferred tax Assets relating to allowance for doubtful accounts	4,625	(1,982)	—	2	2,645
Deferred tax Assets relating to intangible revaluation	2,301	(530)	—	173	1,944
Deferred tax Assets relating to tax credits	8,996	(8,996)	—	—	—
Deferred tax Assets relating to other deductible temporary differences	24,328	5,334	—	777	30,439
Total deferred tax assets	287,017	47,424	(38,388)	3,292	299,345

	Opening balance 01-01-2021	Deferred tax (income) expenses	Deferred tax of items charged to equity	Increase (decrease) net exchange differences	Closing balance 06-30-2022
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,281,546	97,429	—	3,199	1,382,174
Deferred tax liabilities relating to financial instruments	25,334	1,746	1,666	—	28,746
Deferred tax liabilities relating to biological assets	605,166	(7,499)	—	3,422	601,089
Deferred tax liabilities relating to inventory	46,336	(2,286)	—	2	44,052
Deferred tax liabilities relating to prepaid expenses	38,088	2,105	—	8	40,201
Deferred tax liabilities relating to intangible	12,511	(718)	—	426	12,219
Deferred tax liabilities relating to other taxable temporary differences	18,204	3,864	—	469	22,537
Total deferred tax liabilities	2,027,185	94,641	1,666	7,526	2,131,018

	Opening balance 01-01-2021	Deferred tax income (expenses)	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) net exchange differences	Closing balance 12-31-2021
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to provisions	5,042	745	—	—	(57)	5,730
Deferred tax assets relating to accrued liabilities	8,107	179	—	(24)	(5)	8,257
Deferred tax assets relating to post-employment benefits	22,026	(2,667)	438	(56)	(3)	19,738
Deferred tax assets relating to property, plant and equipment	24,397	8,083	—	—	—	32,480
Deferred tax assets relating to impairment provision	14,193	(5,193)	—	—	(436)	8,564
Deferred tax assets relating to financial instruments	79,765	(1,572)	31,062	—	(345)	108,910
Deferred tax assets relating to tax loss carryforward	126,405	(99,915)	—	(207)	(1,311)	24,972
Deferred tax assets relating to inventories	7,964	10,854	—	—	(25)	18,793
Deferred tax assets relating to provisions for income	7,905	11,427	—	—	(9)	19,323
Deferred tax assets relating to allowance for doubtful accounts	2,427	2,213	—	—	(15)	4,625
Deferred tax assets relating to intangible revaluation	3,713	(1,207)	—	—	(205)	2,301
Deferred tax assets relating to tax credits	20,898	(11,902)	—	—	—	8,996
Deferred tax assets relating to other deductible temporary differences	20,018	4,823	—	4	(517)	24,328
Total deferred tax assets	342,860	(84,132)	31,500	(283)	(2,928)	287,017

	Opening balance 01-01-2021	Deferred tax (income) expenses	Deferred tax of items charged to other comprehensive income	Decrease through loss of control in subsidiary	Increase (decrease) net exchange differences	Closing balance 12-31-2021
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,020,282	264,397	—	(121)	(3,012)	1,281,546
Deferred tax liabilities relating to financial instruments	26,755	(2,030)	609	—	—	25,334
Deferred tax liabilities relating to biological assets	644,348	(31,706)	—	(2,946)	(4,530)	605,166
Deferred tax liabilities relating to inventory	32,567	15,131	—	(1,395)	33	46,336
Deferred tax liabilities relating to prepaid expenses	42,319	(4,227)	—	—	(4)	38,088
Deferred tax liabilities relating to intangible	14,826	(1,908)	—	—	(407)	12,511
Deferred tax liabilities relating to other taxable temporary differences	19,608	(1,173)	—	(179)	(52)	18,204
Total deferred tax liabilities	1,800,705	238,484	609	(4,641)	(7,972)	2,027,185

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	06-30-2022		12-31-2021
Detail of classes of deferred tax temporary differences	Deductible difference ThU.S.$	Taxable difference ThU.S.$	Deductible difference ThU.S.$	Taxable difference ThU.S.$
Deferred tax assets	244,931	—	262,045	—
Deferred tax assets - tax loss carryforward	54,414	—	24,972	—
Deferred tax liabilities	—	2,131,018	—	2,027,185
Total	299,345	2,131,018	287,017	2,027,185

	January - June		April - June
Detail of temporary difference income and loss amounts	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Deferred tax assets	19,462	3,764	(616)	(10,717)
Deferred tax assets - tax loss carryforward	27,962	97,941	(15,056)	44,871
Deferred tax liabilities	(94,641)	(165,240)	(37,470)	(96,202)
Total	(47,217)	(63,535)	(53,142)	(62,048)

Income Tax Expense

Income tax expense consists of the following:

	January - June		April - June
Income tax composition	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Current income tax expense	(188,418)	(101,556)	(109,562)	(61,140)
Tax benefit arising from tax credit used to reduce current tax expense	53,978	5,026	53,978	5,026
Prior period current income tax adjustments	4,967	(2,729)	7,911	(2,513)
Other current benefit tax (expenses)	25,148	(3,212)	25,903	(2,687)
Current tax expense, net	(104,325)	(102,471)	(21,770)	(61,314)
Deferred tax expense relating to origination and reversal of temporary differences	(75,179)	(161,476)	(38,086)	(106,919)
Tax benefit arising from tax credits used to reduce deferred tax expense	27,962	97,941	(15,056)	44,871
Total deferred tax benefit (expense), net	(47,217)	(63,535)	(53,142)	(62,048)
Total income tax benefit (expense)	(151,542)	(166,006)	(74,912)	(123,362)

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at June 30, 2022 and 2021:

	January - June		April - June
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Foreign current income tax expense	(52,429)	(53,280)	(23,668)	(33,423)
Domestic current income tax expense	(51,896)	(49,191)	1,898	(27,891)
Total current income tax expense	(104,325)	(102,471)	(21,770)	(61,314)
Foreign deferred tax benefit (expense)	6,962	(49,988)	615	(44,805)
Domestic deferred tax benefit (expense)	(54,179)	(13,547)	(53,757)	(17,243)
Total deferred tax benefit (expense)	(47,217)	(63,535)	(53,142)	(62,048)
Total income tax benefit (expense)	(151,542)	(166,006)	(74,912)	(123,362)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - June		April - June
Reconciliation of income tax from statutory rate to effective tax rate	2022 ThU.S.$	2022 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Statutory domestic (Chile) income tax rate	27.0%	27.0%	27.0%	27.0%
Tax expense at statutory tax rate	(211,802)	(126,844)	(102,266)	(87,691)
Tax effect of foreign tax rates	(3,573)	(3,646)	(152)	(843)
Tax effect of revenues exempt from taxation	40,840	25,938	11,854	18,092
Tax effect of not deductible expenses	(6,163)	(14,938)	(3,386)	(5,576)
Tax rate effect of previously unrecognized tax loss	—	—	—	—
Tax effect of a new evaluation of deferred tax assets	7,604	4,454	2,983	3,301
Tax effect of change in tax rates	—	(45,094)	—	(45,094)
Tax effect of tax provided in excess in prior periods	4,967	(2,729)	7,911	(2,513)
Other tax rate effects	16,585	(3,147)	8,144	(3,038)
Total adjustments to tax expense at applicable tax rate	60,260	(39,162)	27,354	(35,671)
Tax benefit (expense) at effective tax rate	(151,542)	(166,006)	(74,912)	(123,362)

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Monthly Provisional Payments (MPP)	11,795	800
Income tax receivable	107,268	218,298
Provision tax income	(35,945)	(22,727)
Other tax receivables	41,939	36,694
Total	125,057	233,065

Current tax liabilities	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Provision tax income (First category)	130,512	209,357
Monthly Provisional Payments (MPP)	(89,442)	(91,361)
Other tax payables	3,226	9,985
Total	44,296	127,981

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	06-30-2022	12-31-2021
Property, plant and equipment, net	ThU.S.$	ThU.S.$
Construction work in progress	3,309,646	2,820,592
Land	893,046	888,465
Buildings	2,125,142	2,165,318
Plant and equipment	2,837,404	2,915,611
Information technology equipment	22,206	23,516
Fixtures and fittings	12,414	13,563
Motor vehicles	12,856	13,678
Other property, plant and equipment	121,064	112,641
Total net	9,333,778	8,953,384

Property, plant and equipment, gross
Construction work in progress	3,309,646	2,820,592
Land	893,046	888,465
Buildings	4,490,363	4,463,660
Plant and equipment	7,156,303	7,079,150
Information technology equipment	106,361	104,522
Fixtures and fittings	49,789	49,302
Motor vehicles	59,374	59,351
Other property, plant and equipment	137,639	129,669
Total gross	16,202,521	15,594,711

Accumulated depreciation and impairment
Buildings	(2,365,221)	(2,298,342)
Plant and equipment	(4,318,899)	(4,163,539)
Information technology equipment	(84,155)	(81,006)
Fixtures and fittings	(37,375)	(35,739)
Motor vehicles	(46,518)	(45,673)
Other property, plant and equipment	(16,575)	(17,028)
Total	(6,868,743)	(6,641,327)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of June 30, 2022, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	356,138	347,839

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of June 30, 2022 and as of December 31, 2021:

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2022	2,820,592	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,953,384
Changes
Additions	560,482	1,986	2,012	7,574	407	277	161	8,732	581,631
Disposals	—	(1,573)	(92)	(591)	(125)	(45)	(12)	(153)	(2,591)
Withdrawals	(508)	(381)	(16)	(2,354)	(3)	—	(83)	(357)	(3,702)
Depreciation	—	—	(66,885)	(151,921)	(3,131)	(1,537)	(1,523)	(481)	(225,478)
Impairment loss recognized in profit or loss	—	—	(20)	(8,473)	—	—	—	—	(8,493)
Increase (decrease) through net exchange differences	(996)	6,213	7,816	21,384	128	60	240	657	35,502
Reclassification of assets held for sale	—	1,915	—	—	—	—	—	—	1,915
Increase (decrease) through transfers from construction in progress	(69,924)	(3,579)	17,009	54,686	1,414	96	273	25	—
Reclassification from lease to property, plant and equipment	—	—	—	1,488	—	—	122	—	1,610
Total changes	489,054	4,581	(40,176)	(78,207)	(1,310)	(1,149)	(822)	8,423	380,394
Closing balance 06-30-2022	3,309,646	893,046	2,125,142	2,837,404	22,206	12,414	12,856	121,064	9,333,778

Reconciliation of Property, Plant and Equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT Equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2021	1,944,578	930,372	2,248,784	3,026,136	26,166	16,627	15,055	117,586	8,325,304
Changes
Additions	1,124,868	6,647	8,440	22,372	1,277	566	470	6,234	1,170,874
Disposals	(215)	(25,285)	(953)	(10,839)	(170)	(4)	(371)	(205)	(38,042)
Withdrawals	(2,105)	(697)	(2,572)	(6,011)	(42)	—	(31)	(4,188)	(15,646)
Depreciation	—	—	(136,490)	(288,723)	(6,424)	(3,163)	(3,278)	(1,065)	(439,143)
Impairment loss recognized in profit or loss	—	—	(14,669)	(95)	(454)	(9)	(95)	—	(15,322)
Increase (decrease) through net exchange differences	(1,151)	(7,181)	(4,359)	(12,084)	(80)	170	(219)	(815)	(25,719)
Reclassification of assets held for sale	—	107	949	206	—	—	—	—	1,262
Increase (decrease) through transfers from construction in progress	(245,383)	822	66,235	178,611	3,243	(617)	1,995	(4,906)	—
Reclassification from lease to property, plant and equipment	—	—	—	7,251	—	—	152	—	7,403
Decrease due to loss of control in subsidiary	—	(16,320)	(47)	(1,213)	—	(7)	—	—	(17,587)
Total changes	876,014	(41,907)	(83,466)	(110,525)	(2,650)	(3,064)	(1,377)	(4,945)	628,080
Closing balance 12-31-2021	2,820,592	888,465	2,165,318	2,915,611	23,516	13,563	13,678	112,641	8,953,384

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending June 30, 2022 and 2021 is as follows:

	January - June		April - June
Depreciation for the year	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Cost of sales	216,051	204,257	105,319	100,306
Administrative expenses	9,295	9,205	4,704	4,621
Other expenses	3,892	219	3,326	120
Total	229,238	213,681	113,349	105,047

Depreciation charged to profit or loss statement differs from the movement of the period for Property, Plant and Equipment. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains in Inventories. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months from January 1, 2019 and for leases in which the underlying asset is of low value ThU.S.$ 5.

Lease liabilities and their maturity are presented in Notes 11 and 23.

Right of Use Assets

	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Property, plant and equipment by right of use, net
Land	120,980	72,384
Buildings	19,832	20,682
Plant and equipment	69,375	17,198
Information technology equipment	165	224
Fixtures and fittings	—	218
Motor vehicles	38,595	55,093
Other property, plant and equipment	12,298	14,307
Total net	261,245	180,106

Property, plant and equipment by right of use, gross
Land	149,869	94,283
Buildings	33,987	32,625
Plant and equipment	86,446	31,235
Information technology equipment	740	652
Fixtures and fittings	—	1,512
Motor vehicles	170,641	168,682
Other property, plant and equipment	16,362	20,142
Total gross	458,045	349,131

Accumulated depreciation and impairment by right of use
Land	(28,889)	(21,899)
Buildings	(14,155)	(11,943)
Plant and equipment	(17,071)	(14,037)
Information technology equipment	(575)	(428)
Fixtures and fittings	—	(1,294)
Motor vehicles	(132,046)	(113,589)
Other property, plant and equipment	(4,064)	(5,835)
Total	(196,800)	(169,025)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment by Right of Use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of June 30, 2022 and as of December 31, 2021:

Reconciliation of property, plant and equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2022	72,384	20,682	17,198	224	218	55,093	14,307	180,106
Changes
Additions	56,237	1,729	56,013	62	—	1,943	202	116,186
Withdrawals	—	(55)	(15)	—	(202)	(1)	—	(273)
Depreciation	(6,709)	(2,592)	(3,698)	(132)	(16)	(18,396)	(831)	(32,374)
Increase (decrease) through net exchange differences	(595)	49	—	10	—	(29)	—	(565)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(1,610)	(1,610)
Increase (decrease) through others	(337)	19	(123)	1	—	(15)	230	(225)
Total changes	48,596	(850)	52,177	(59)	(218)	(16,498)	(2,009)	81,139
Closing balance 06-30-2022	120,980	19,832	69,375	165	—	38,595	12,298	261,245

Reconciliation of property, plant and equipment by right of use	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other property, plant and equipment ThU.S.$	Total ThU.S.$
Opening balance 01-01-2021	60,761	19,954	24,035	380	698	92,951	20,355	219,134
Changes
Additions	21,391	11,557	1,617	127	—	495	—	35,187
Withdrawals	(16)	(2,976)	—	—	—	(226)	(98)	(3,316)
Depreciation	(9,108)	(5,386)	(7,315)	(255)	(356)	(38,090)	(2,071)	(62,581)
Revaluation	—	(7)	—	—		(31)	—	(38)
Increase (decrease) through net exchange differences	(644)	(6)	(275)	(6)	—	21	—	(910)
Reclassification from lease to Property, plant and equipment	—	—	—	—	—	—	(7,403)	(7,403)
Increase (decrease) through others	—	(2,454)	(864)	(22)	(124)	(27)	3,524	33
Total changes	11,623	728	(6,837)	(156)	(480)	(37,858)	(6,048)	(39,028)
Closing balance 12-31-2021	72,384	20,682	17,198	224	218	55,093	14,307	180,106

The depreciation expense for the period ending June 30, 2022 and 2021 recognised in property, plant and equipment by right of use is as follows:

	January - June		April - June
Depreciation for the period	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Cost of sales	20,909	21,907	10,426	10,221
Distribution costs	883	1,211	352	639
Administrative expenses	3,273	3,471	1,371	1,658
Total	25,065	26,589	12,149	12,518

Depreciation charged to profit or loss statement differs from the movement of the period for Right of use assets. This is mainly due to the periodic cost processes in which a portion of the depreciation charge remains activated. Furthermore, this deviation is also affected by the conversion differences corresponding to companies that use a functional currency other than U.S. dollars.

Additionally, Arauco has recognized directly in the interim consolidated statement of profit or loss, the following leases excluded from right of use assets:

	January – June		April – June
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Expenses from payments of variable leases	92,436	73,813	56,900	37,438
Expenses from low value leases	2,787	1,546	2,253	694
Expenses from short-term leases	28,445	15,382	16,485	7,079
Total	123,668	90,741	75,638	45,211

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

IFRS 16 substantially maintains the accounting requirements of the lessor of IAS 17. Consequently, Arauco has continued to classify its leases as operating or financial.

Reconciliation of financial lease minimum payments:

	06-30-2022
Periods	Gross ThU.S.$	Interest ThU.S.$	Present value ThU.S.$
Less than one year	1,901	—	1,901
Between one and five years	9,764	743	9,021
More than five years	—	—	—
Total	11,665	743	10,922

	12-31-2021
Periods	Gross ThU.S.$	Interest ThU.S.$	Present value ThU.S.$
Less than one year	27	—	27
Between one and five years	—	—	—
More than five years	—	—	—
Total	27	—	27

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - June		April - June
Classes of revenue	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Revenue from sales of goods	3,572,958	2,855,885	1,841,879	1,531,919
Revenue from rendering of services	55,739	46,396	25,194	23,659
Total	3,628,697	2,902,281	1,867,073	1,555,578

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - June		April - June
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Employee expenses	349,594	331,039	174,759	166,005
Wages and salaries	342,047	320,506	170,724	160,896
Severance indemnities	7,547	10,533	4,035	5,109

	06-30-2022	12-31-2021
Discount rate	2.56%	2.56%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2014	RV-2014

Sensitivities to assumptions	ThU.S.$
Discount rate
Increase in 100 bps	(6,067)
Decrease in 100 bps	6,426

Wage growth rates
Increase in 100 bps	6,047
Decrease in 100 bps	(5,310)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of June 30, 2022 and as of December 31, 2021:

	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Current	5,796	4,593
Non-current	66,448	67,967
Total	72,244	72,560

Reconciliation of the present value of severance indemnities obligations	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance	72,560	81,395
Current service cost	2,732	4,064
Interest cost	1,912	3,271
(Gains) losses from changes in actuarial assumptions	668	(5,784)
Actuarial gains and losses arising from experience	3,755	7,409
Benefits paid	(2,226)	(3,936)
Decrease due to sale of subsidiary	—	(393)
Increase (decrease) for foreign currency exchange rates changes	(7,157)	(13,466)
Closing balance	72,244	72,560

The average staffing as of June 30, 2022 was 18,151 people.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

June 30, 2022	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current assets
Cash and cash equivalents	659,686	8,228	44,431	93,611	28,242	8,652	58,857	—	901,707
Other current financial assets	20,259	—	—	—	—	—	—	—	20,529
Other current non-financial assets	28,662	7,681	135,492	10,129	8,482	8,236	11,382	—	210,064
Trade and other current receivables	682,254	16,901	39,523	25,896	34,84	1,758	71,213	2,224	874,609
Accounts receivable due from related companies	—	—	—	—	—	—	6,877	—	6,877
Current inventories	1,165,626	—	146,704	—	44,484	—	1,5	—	1,358,314
Current biological assets	285,663	—	78,38	—	—	—	—	—	364,043
Current tax assets	3	—	2,446	39	3,429	1,572	117,568	—	125,057
Non-current assets or disposal groups classified as held for sale	2,842,423	32,81	446,976	129,675	119,477	20,218	267,397	2,224	3,861,200
Non-current assets or disposal groups classified as held for sale	2,236	—	15	—	47	—	—	—	2,298

Total current assets	2,844,659	32,81	446,991	129,675	119,524	20,218	267,397	2,224	3,863,498

Non-Current assets
Other non-current financial assets	15,793	—	—	—	—	—	—	—	15,793
Other non-current non-financial assets	2,924	—	13,348	46	744	8	75,584	—	92,654
Trade and other non-current receivables	11,23	—	—	—	—	—	3,105	8,404	22,739
Investments accounted for using equity method	82,299	194,267	30,464	—	—	—	30,533	—	337,563
Intangible assets other than goodwill	76,293	—	1,851	—	387	—	—	—	78,531
Goodwill	41,555	—	17,22	—	—	—	—	—	58,775
Property, plant and equipment	8,826,574	—	383,029	—	123,255	—	920	—	9,333,778
Right of use assets	183,426	—	76,88	—	939	—	—	—	261,245
Non-current biological assets	2,761,275	—	247,275	—	—	—	—	—	3,008,550
Deferred tax assets	4,256	—	2,846	—	844	—	—	—	7,946

Total non-current assets	12,005,635	194,267	772,913	46	126,169	8	110,1427	8,404	13,217,574

Total assets	14,850,284	241,574	1,219,904	129,721	245,693	20,226	377,539	10,628	17,081,072

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2022	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	226,165	68,627	916	10	—	—	—	44,592	340,310
Current lease liabilities	9,298	90	8,470	—	1,408	4	19,109	4,992	43,371
Trade and other current payables	241,362	12,985	95,978	12,555	24,203	9,021	284,326	33,395	713,825
Accounts payable to related companies	67	—	—	—	—	—	3,302	—	3,369
Other short-term provisions	6,336	—	—	—	—	—	—	—	6,336
Current tax liabilities	9,221	2,766	2,308	—	50	—	29,951	—	44,296
Current provisions for employee benefits	—	—	—	—	—	—	5,796	—	5,796
Other current non-financial liabilities	267,881	48	25,869	3,852	7,945	78	5,887	—	311,560

Total current liabilities	760,330	84,516	133,541	16,417	33,606	9,103	348,371	82,979	1,468,863

Non-current liabilities
Other non-current financial liabilities	3,800,512	377,886	28,637	—	—	—	—	936,884	5,143,919
Non-current lease liabilities	123,451	147	41,694	—	2,113	56	3,396	10,119	180,976
Other long-term provisions	—	—	4,745	25,780	—	—	—	—	30,525
Deferred tax liabilities	1,740,829	—	92,713	—	6,077	—	—	—	1,839,619
Non-current provisions for employee benefits	—	—	—	—	925	—	65,523	—	66,448
Other non-current non-financial liabilities	—	—	78,875	12	—	—	6	—	78,893

Total non-current liabilities	5,664,792	378,033	249,110	25,792	9,115	56	68,925	947,003	7,342,826

Total liabilities	6,425,122	462,549	382,651	42,209	42,721	9,159	417,296	1,029,982	8,811,689

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Assets
Current assets
Cash and cash equivalents	703,232	5,755	160,896	112,234	20,467	4,311	4,205	—	1,011,100
Other current financial assets	5,865	—	—	—	—	—	—	—	5,865
Other current non-financial assets	25,774	166	18,209	5,900	3,717	6,165	107,959	—	167,890
Trade and other current receivables	789,236	21,884	39,142	22,721	31,288	5,023	70,127	502	979,923
Accounts receivable due from related companies	—	—	—	—	—	—	5,559	—	5,559
Current inventories	1,047,428	—	89,521	—	32,947	—	2,283	—	1,172,179
Current biological assets	269,769	—	59,817	—	—	—	—	—	329,586
Current tax assets	32	—	3,047	—	452	1,288	228,246	—	233,065
Non-current assets or disposal groups classified as held for sale	2,841,336	27,805	370,632	140,855	88,871	16,787	418,379	502	3,905,167
Non-current assets or disposal groups classified as held for sale	14,098	—	14	—	46	—	—	—	14,158

Total current assets	2,855,434	27,805	370,646	140,855	88,917	16,787	418,379	502	3,919,325

Non-current assets
Other non-current financial assets	10,525	—	—	—	—	—	—	—	10,525
Other non-current non-financial assets	1,639	—	12,244	56	740	8	73,862	—	88,549
Trade and other non-current receivables	11,806	—	—	—	—	—	2,492	40	14,338
Investments accounted for using equity method	78,216	203,505	26,823	—	—	—	28,098	—	336,642
Intangible assets other than goodwill	82,370	—	1,675	—	165	—	—	—	84,210
Goodwill	41,534	—	16,163	—	—	—	—	—	57,697
Property, plant and equipment	8,487,221	—	340,314	—	124,984	—	865	—	8,953,384
Right of use assets	150,220	—	29,886	—	—	—	—	—	180,106
Non-current biological assets	2,782,660	—	226,237	—	—	—	—	—	3,008,897
Deferred tax assets	3,968	—	2,768	—	901	—	—	—	7,637

Total non-current assets	11,650,159	203,505	656,110	56	126,790	8	105,317	40	12,741,985

Total assets	14,505,593	231,310	1,026,756	140,911	215,707	16,795	523,696	542	16,661,310

December 31, 2021	U.S. dollar ThU.S.$	Euros ThU.S.$	Brazilian real ThU.S.$	Argentine pesos ThU.S.$	Mexican pesos ThU.S.$	Other currencies ThU.S.$	Chilean pesos ThU.S.$	U.F. ThU.S.$	Total ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	225,502	66,707	884	133	—	—	—	46,215	339,441
Current lease liabilities	9,140	107	4,208	—	1,391	63	26,944	7,750	49,603
Trade and other current payables	284,690	10,834	79,653	16,616	27,889	8,363	268,624	34,787	731,456
Accounts payable to related companies	230	—	—	—	—	—	2,347	—	2,577
Other short-term provisions	337	—	—	—	—	—	—	—	337
Current tax liabilities	7,201	7,655	4,339	44,856	11,803	—	52,127	—	127,981
Current provisions for employee benefits	—	—	—	—	—	—	4,593	—	4,593
Other current non-financial liabilities	131,214	73	24,680	4,679	7,195	739	5,074	—	173,654

Total current liabilities	658,314	85,376	113,764	66,284	48,278	9,165	359,709	88,752	1,429,642

Non-current liabilities
Other non-current financial liabilities	3,917,343	442,833	26,880	—	—	—	—	987,808	5,374,864
Non-current lease liabilities	69,905	159	17,694	—	2,377	107	11,334	12,125	113,701
Non-current payables	—	—	2,272	—	—	—	—	—	2,272
Other long-term provisions	—	—	3,489	26,060	—	—	—	—	29,549
Deferred tax liabilities	1,664,506	—	77,637	—	5,662	—	—	—	1,747,805
Non-current provisions for employee benefits	—	—	—	—	842	—	67,125	—	67,967
Other non-current non-financial liabilities	—	—	76,982	14	—	—	10	—	77,006

Total non-current liabilities	5,651,754	442,992	204,954	26,074	8,881	107	78,469	999,933	7,413,164

Total liabilities	6,310,068	528,368	318,718	92,358	57,159	9,272	438,178	1,088,685	8,842,806

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2022			12-31-2021
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total current liabilities	1,127,018	341,845	1,468,863	1,104,150	325,492	1,429,642

Other current financial liabilities	59,082	281,228	340,310	59,007	280,434	339,441
U.S. dollar	58,546	167,619	226,165	58,794	166,708	225,502
Euros	—	68,627	68,627	—	66,707	66,707
Brazilian real	526	390	916	80	804	884
Argentine pesos	10	—	10	133	—	133
U.F.	—	44,592	44,592	—	46,215	46,215

Bank borrowings	29,939	221,594	251,533	29,658	219,177	248,835
U.S. dollar	29,413	152,577	181,990	29,578	151,666	181,244
Euros	—	68,627	68,627	—	66,707	66,707
Brazilian real	526	390	916	80	804	884

Other borrowings	29,143	59,634	88,777	29,349	61,257	90,606
U.S. dollar	29,133	15,042	44,175	29,216	15,042	44,258
Argentine pesos	10	—	10	133	—	133
U.F.	—	44,592	44,592	—	46,215	46,215

Current lease liabilities	13,359	30,012	43,371	13,204	36,399	49,603
U.S. dollar	2,496	6,802	9,298	2,418	6,722	9,140
Euros	22	68	90	40	67	107
Brazilian real	2,363	6,107	8,470	1,111	3,097	4,208
Mexican pesos	347	1,061	1,408	337	1,054	1,391
Other currencies	1	3	4	22	41	63
Chilean pesos	6,251	12,858	19,109	6,768	20,176	26,944
U.F.	1,879	3,113	4,992	2,508	5,242	7,750

Trade and other current payables	687,513	26,312	713,825	725,188	6,268	731,456
U.S. dollar	240,509	853	241,362	284,625	65	284,690
Euros	12,985	—	12,985	10,824	10	10,834
Brazilian real	70,829	25,149	95,978	73,635	6,018	79,653
Argentine pesos	12,555	—	12,555	16,616	—	16,616
Mexican pesos	23,893	310	24,203	27,714	175	27,889
Other currencies	9,021	—	9,021	8,363	—	8,363
Chilean pesos	284,326	—	284,326	268,624	—	268,624
U.F.	33,395	—	33,395	34,787	—	34,787

Accounts payable to related companies	3,369	—	3,369	2,577	—	2,577
U.S. dollar	67	—	67	230	—	230
Chilean pesos	3,302	—	3,302	2,347	—	2,347

Other short-term provisions	6,336	—	6,336	337	—	337
U.S. dollar	6,336	—	6,336	337	—	337
Current tax liabilities	41,548	2,748	44,296	126,059	1,922	127,981

U.S. dollar	9,221	—	9,221	7,201	—	7,201
Euro	2,766	—	2,766	7,655	—	7,655
Brazilian real	—	2,308	2,308	2,529	1,810	4,339
Argentine pesos	—	—	—	44,856	—	44,856
Mexican pesos	50	—	50	11,803	—	11,803
Chilean pesos	29,511	440	29,951	52,015	112	52,127
Current provisions for employee benefits	5,196	600	5,796	4,124	469	4,593
Chilean pesos	5,196	600	5,796	4,124	469	4,593

Other current non-financial liabilities	310,615	945	311,560	173,654	—	173,654
U.S. dollar	267,881	—	267,881	131,214	—	131,214

Euros	48	—	48	73	—	73
Brazilian peal	25,869	—	25,869	24,680	—	24,680
Argentine pesos	3,852	—	3,852	4,679	—	4,679
Mexican pesos	7,945	—	7,945	7,195	—	7,195
Other currencies	78	—	78	739	—	739
Chilean pesos	4,942	945	5,887	5,074	—	5,074

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2022				12-31-2021
	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 3 years ThU.S.$	From 3 years to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,476,936	556,313	4,309,577	7,342,826	2,342,748	661,414	4,409,002	7,413,164

Other non-current financial liabilities	1,151,565	380,743	3,611,611	5,143,919	1,097,939	582,606	3,694,319	5,374,864
U.S. dollar	947,462	—	2,853,050	3,800,512	886,371	180,000	2,850,972	3,917,343
Euros	114,407	117,145	146,334	377,886	124,640	127,324	190,869	442,833
Brazilian real	14,319	14,318	—	28,637	8,960	17,920	—	26,880
U.F.	75,377	249,280	612,227	936,884	77,968	257,362	652,478	987,808

Bank borrowings	358,459	131,463	146,334	636,256	227,008	325,244	190,869	743,121
U.S. dollar	229,733	—	—	229,733	93,408	180,000	—	273,408
Euros	114,407	117,145	146,334	377,886	124,640	127,324	190,869	442,833
Brazilian real	14,319	14,318	—	28,637	8,960	17,920	—	26,880

Other borrowings	793,106	249,280	3,465,277	4,507,663	870,931	257,362	3,503,450	4,631,743
U.S. dollar	717,729	—	2,853,050	3,570,779	792,963	—	2,850,972	3,643,935
U.F.	75,377	249,280	612,227	936,884	77,968	257,362	652,478	987,808
Non-current lease liabilities	48,940	39,315	92,721	180,976	44,459	26,083	43,159	113,701
U.S. dollar	23,753	18,465	81,233	123,451	18,691	13,708	37,506	69,905
Euros	143	4	—	147	156	3	—	159
Brazilian real	15,723	16,628	9,343	41,694	7,288	7,688	2,718	17,694
Mexican pesos	2,062	51	—	2,113	2,338	39	—	2,377
Other currencies	56	—	—	56	107	—	—	107
Chilean pesos	3,026	370	—	3,396	10,875	459	—	11,334
U.F.	4,177	3,797	2,145	10,119	5,004	4,186	2,935	12,125
Non-current payable	2,446	—	—	2,446	2,272	—	—	2,272
Brazilian real	2,446	—	—	2,446	2,272	—	—	2,272

Other long-term provisions	30,5	—	—	30,525	29,549	—	—	29,549
Brazilian real	4,745	—	—	4,745	3,489	—	—	3,489
Argentine pesos	25,780	—	—	25,780	26,060	—	—	26,060

Deferred tax liabilities	1,135,143	103,715	600,761	1,839,619	1,067,067	23,521	657,217	1,747,805
U.S. dollar	1,079,340	95,393	566,096	1,740,829	1,007,289	—	657,217	1,664,506
Brazilian real	49,726	8,322	34,665	92,713	54,116	23,521	—	77,637
Mexican pesos	6,077	—	—	6,077	5,662	—	—	5,662

Non-current provisions for employee benefits	59,629	6,819	—	66,448	67,951	—	16	67,967
Mexican pesos	925	—	—	925	826	—	16	842
Chilean pesos	58,704	6,819	—	65,523	67,125	—	—	67,125

Other non-current non-financial liabilities	48,688	25,721	4,484	78,893	33,511	29,204	14,291	77,006
Brazilian real	48,670	25,721	4,484	78,875	33,487	29,204	14,291	76,982
Argentine pesos	12	—	—	12	14	—	—	14
Chilean pesos	6	—	—	6	10	—	—	10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian real
Arauco Forest Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
ODD Industries SpA	Chile	Chilean pesos
Arauco Participações Florestais Ltda.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January – June		April – June
	2022 ThU.S.$	2021 ThU.S.$	2022 ThU.S.$	2021 ThU.S.$
Arauco do Brasil S.A.	35,476	14,720	(28,639)	45,050
Arauco Forest Brasil S.A.	13,450	12,340	(34,712)	39,613
Sonae Arauco S.A.	(15,736)	(6,649)	(11,547)	1,486
Arauco Florestal Arapoti S.A.	3,651	2,813	(8,045)	8,809
Arauco Industria México S.A. de C.V.	2,175	1,694	(3,556)	6,733
Arauco Canada Ltd.	(361)	4,543	(1,580)	1,896
Others	(453)	57	(3,589)	644

Total reserve of exchange differences on translation	38,202	29,518	(91,668)	104,231

Effect of foreign exchange rates changes

	January – June		April – June
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	2,156	(5,288)	11,838	(2,709)

Reserve of exchange differences on translation (with non-controlling interests)	38,180	24,736	(91,730)	106,553

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

At the date of issuance of these interim consolidated financial statements, Arauco has capitalized financial interest related to the modernization and expansion of Planta Arauco (MAPA).

	January – June		April – June
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.33%	4.49%	4.32%	4.42%
Amount of the interest cost capitalized, property, plant and equipment	57,560	32,267	29,673	17,300

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces interim consolidated financial Statements for Public Use

Empresas Copec S.A.

Key Management Personnel Compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company name	Country	Functional currency	% Ownership interest 06-30-2022			% Ownership interest 12-31-2021
				Direct	Indirect	Total	Direct	Indirect	Total
-	Arauco Argentina S.A.	Argentina	U.S. dollar	9.9707	90.0093	99.9800	9.9707	90.0093	99.9800
-	Arauco Australia Pty Ltd.	Australia	U.S. dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. dollar	98.0000	1.9990	99.9990	98.0000	1.9990	99.9990
-	Arauco Canada Ltd.	Canada	Canadian dollar	—	99.9993	99.9993	—	99.9990	99.9990
-	Arauco Colombia S.A.	Colombia	U.S. dollar	1.4778	98.5203	99.9981	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian real	1.0681	98.9309	99.9990	1.0681	98.9309	99.9990
-	Arauco Europe Cooperatief U.A.	Holanda	U.S. dollar	0.5215	99.4775	99.9990	0.5215	99.4775	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Forest Brasil S.A.	Brazil	Brazilian real	8.6379	91.3612	99.9991	10.0809	89.9182	99.9991
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian real	—	99.9991	99.9991	—	99.9991	99.9991
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	—	99.9993	99.9993	—	99.9990	99.9990
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco North America, Inc.	United States	U.S. dollar	0.0001	99.9992	99.9993	0.0001	99.9989	99.9990
-	Arauco Perú S.A.	Peru	U.S. dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood (China) Company Limited	China	U.S. dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Wood Limited (1)	United Kingdom	U.S. dollar	31.2261	68.7739	100.0000	—	—	—
-	Araucomex S.A. de C.V.	Mexico	U.S. dollar	0.0005	99.9988	99.9993	0.0005	99.9985	99.9990
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.3333	99.6660	99.9993	0.3333	99.6657	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos	—	56.8281	56.8281	—	56.4481	56.4481
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian real	—	99.9986	99.9986	—	99.9985	99.9985
85805200-9	Forestal Arauco S.A.	Chile	U.S. dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. dollar	—	98.5858	98.5858	—	98.5814	98.5814
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	U.S. dollar	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9800	99.9800	—	99.9800	99.9800
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. dollar	—	99.9990	99.9990	—	99.9990	99.9990
96510970-6	Maderas Arauco S.A.	Chile	U.S. dollar	98.9993	0.9995	99.9988	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real	—	99.9990	99.9990	—	99.9990	99.9990
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real	—	99.9991	99.9991	—	99.9990	99.9990
76860724-9	ODD Industries SpA	Chile	Chilean pesos	—	86.6144	86.6144	—	86.6151	86.6151
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. dollar	45.0000	54.9993	99.9993	45.0000	54.9997	99.9997
-	Woodaffix, LLC.	United States	U.S. dollar	—	99.9993	99.9993	—	—	—

(1)	This company was created on May 23, 2022. See note 24.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional currency
Eufores S.A.	Uruguay	U.S. dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. dollar

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - Mutual Agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the LIBOR interest rate for 180 days plus a fixed spread of 5.20%, with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$ 160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 as of the date of these financial statements.

Key Management Personnel Compensation and Redundancy Benefits

	January - June		April - June
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	42,877	39,700	18,643	22,493
Per diem compensation to members of the Board of Directors	1,189	1,242	588	625
Termination benefits	993	1,995	602	1,420
Total	45,059	42,937	19,833	24,538

Related Party Receivables, Current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	63	12
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,021	2,510
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	19	72
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	30 days	92	651
CMPC Tissue S.A.	96.529.310-8	Common stockholder	Chile	Chilean pesos	30 days	—	383
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	447	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	Chilean pesos	30 days	357	165
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	46	—
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	May-10-21	339	402
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Apr-27-21	338	382
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Oct-28-21	233	252
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Jul-31-23	558	570
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Feb-15-23	1,061	—
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Jun-15-23	1,188	—
E2E S.A.	76.218.856-2	Joint venture	Chile	Chilean pesos	30 days	115	160

TOTAL						6,877	5,559

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	2,899	1,682
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	399	181
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	—	—	465
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	3	4
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	—	—	12
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	67	229
Vía Limpia SpA.	79.874.200-0	Common controlling parent	Chile	Chilean pesos	30 days	1	—
Air BP Copec S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	—	—	3
Sonae Arauco Portugal S.A.	—	Subsidiary of joint venture	Portugal	U.S. dollar	—	—	1

TOTAL						3,369	2,577

Related Party Transactions

Purchases

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	1,560	2,644
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	42,986	75,166
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Transport, stowage and port services	2,604	8,518
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	19,534	42,318
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Wood and chips	—	433
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	406	778
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	Telephone services	78	214
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	193	386
Colbún Transmisión S.A.	76.218.856-2	Common stockholder	Chile	Chilean pesos	Electrical Power	77	514
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	546	1,238
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	88	222

Sales and other transactions

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	67	256
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	11,844	21,891
Forestal del Sur S.A.	79.825.060-4	Associate of a subsidiary’s minority shareholder	Chile	Chilean pesos	Harvesting services, wood and chips	—	7,329
CMPC Pulp S.A.	96.532.330-9	Common stockholder	Chile	Chilean pesos	Wood and chips	523	9,027
CMPC Tissue S.A.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	—	1,127
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Other sales	270	56
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Borrowing	2,538	1,125
E2E S.A.	76.879.577-0	Joint venture	Chile	Chilean pesos	Wood, plywood and boards	149	355

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

Arauco determined it necessary to reorganize its activity in the wood product segment by centralizing its investments in the wood market in an entity that allows a common direction and control. This is the reason why, on May 23, 2022, the company Arauco Wood Limited was created. Such international parent entity was incorporated in the United Kingdom, a country which is considered and valued as one of the main investment platforms and center global financial system, and known for its institutional stability.

On June 20, 2022, Arauco, through its subsidiary Inversiones Arauco International Ltda. and the parent of the group, Celulosa Arauco y Constitución S.A., contributed their subsidiaries from the wood segment to the new company Arauco Wood Limited. These contributions were for a total amount of ThU.S.$ 1,895,877. this operation did not generate an effect for income purposes.

With this reorganization, Arauco intends to achieve a more efficient international structure in a first-class financial center, thus generating an attractive investment focus for potential new investors or other market players. This centralization of the wood product segment will also allow a better and more efficient management, enhancing its investments with a solid structure and greater projections of profitability, growth and sustainability.

In October 2021, Arauco Participações Florestais Ltda. was incorporated in Brazil with a capital of MR$ 1.

In October 2021, Woodaffix, LLC. was incorporated in United States for the commercialization of a specific TFL/Edgebanding.

On December 2, 2021, Arauco through its subsidiary Arauco Forest Brasil S.A. acquired all participation of Stora Enso Amsterdam B.V. for ThR$ 294,549 (equivalents to ThU.S.$ 52,516), it owned 20% of the total shares of Arauco Forestal Arapoti S.A., leaving Arauco with a total participation of 100%. Following IFRS 10, as Arauco previously had control over this investment and this operation is an acquisition from a minority shareholder, the difference resulting from the book values and the fair value of the paid was recognized directly in equity. This amount in equity at the end of 2021 was ThU.S.$ 35,880.

On March 10, 2021, Arauco through the subsidiary Forestal Arauco S.A. sold its total participation in the company Forestal Los Lagos SpA (ex S.A.) for ThU.S.$ 48,000. This operation generated a profit of ThU.S.$ 20,381 that is presented in other income.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of June 30, 2022 and as of December 31, 2021, there were no new investments in associates to report.

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	06-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 58,538	ThU.S.$ 55,873

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	06-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 245	ThU.S.$ 220

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	06-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 7	ThU.S.$ 7

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	06-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 1	ThU.S.$ 1

Name	Florestal Vale do Corisco S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	06-30-2022	12-31-2021
Carrying amount accounted for using equity method	ThU.S.$ 30,464	ThU.S.$ 26,823

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
06-30-2022	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	4,812	8,861	1	12	13,687
Non-current	118,894	2,339	73,643	4	52	194,932
Total of associates	118,895	7,151	82,504	5	64	208,619

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	55	3,939	932	—	7	4,933
Non-current	—	1,989	19,400	4	28	21,421
Equity	118,840	1,223	62,172	1	29	182,265
Total of associates	118,895	7,151	82,504	5	64	208,619

06-30-2022
Income	—	2,103	7,932	—	—	10,035
Other income / expenses	5,314	(1,876)	(3,699)	(1)	—	(262)
Net profit or loss (continuing operations) of associates	5,314	227	4,233	(1)	—	9,773

Other comprehensive income	—	—	—	—	—	—
Comprehensive income	5,314	227	4,233	(1)	—	9,773
Dividends received	—	—	102	—	—	102

	Assets
12-31-2021	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	1	4,761	4,638	—	12	9,412
Non-current	113,580	2,773	69,602	6	52	186,013
Total of associates	113,581	7,534	74,240	6	64	195,425

	Liabilities and Equity
	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Florestal Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	55	4,297	1,292	—	7	5,651
Non-current	—	2,138	18,208	4	28	20,378
Equity	113,526	1,099	54,740	2	29	169,396
Total of associates	113,581	7,534	74,240	6	64	195,425

06-30-2021
Income	—	2,607	3,532	—	—	6,139
Other income / expenses	(1,520)	(2,345)	(4,503)	—	(2)	(8,370)
Net profit or loss (continuing operations) of associates	(1,520)	262	(971)	—	(2)	(2,231)

Other comprehensive income	—	—	—	—	—	—
Comprehensive income	(1,520)	262	(971)	—	(2)	(2,231)
Dividends received	—	—	573	—	—	573

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	06-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Opening balance as of January 1	336,642	316,939
Changes
Investment in joint ventures, additions (*)	4,718	16,429
Disposals, investment in associates and joint ventures (**)	—	(3,197)
Share of profit (loss) in investment in associates	4,777	330
Share of profit (loss) in investment in joint ventures	39,394	31,056
Dividends received, Investments in associates	(33,278)	(3,288)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(15,162)	(20,167)
Other increase (decrease) in investment in associates and joint ventures	472	(1,460)
Total changes	921	19,703
Closing balance	337,563	336,642

(*)	During the year 2022

-Arauco Bioenergía S.A. made a capital contribution to Parque Eólico Ovejera Sur SpA., on April 27, 2022, for ThCLP$ 100,000 for 100 shares, equivalent to ThU.S.$ 118.

-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno in April and June 2022, for ThU.S.$ 4,600 for 1,839,900 shares.

During the year 2021

-Maderas Arauco S.A. made capital contribution to E2E S.A., the first one was on January 8, 2021, for ThCLP$ 1,600,000 for 160 shares, the second was made on June 22, 2021 in the amount of ThCLP$ 1,900,000 for 190 shares, and the last one was on November 26, 2021 for ThCLP$ 2,425,000 for 250 shares, wich in total are equivalents to ThU.S.$ 7,759.

-Arauco Bioenergía made a capital contribution to Parque Eólico Ovejera Sur SpA for ThCLP$ 100,000 on November 03, 2021, for 100 shares to ThU.S.$ 123.

-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola Fresno for ThU.S.$ 7,452 in November 2021 for 1,490,400 shares.

-Forestal Arauco S.A. made a capital contribution in assets as non-monetary assets to Agrícola El Paque for ThU.S.$ 873,978 on November 10, 2021, for 997,473 shares to ThU.S.$ 1,095.

(**) ThU.S.$ 3,197 account for the carrying amount of investment in Unilin Arauco Pisos Ltda., which was sold on January 12, 2021.

	06-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	89,254	82,924
Carrying amount of investments in joint ventures accounted for using equity method	248,309	253,718
Total investment accounted for using equity method	337,563	336,642

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On April 27, 2022, Arauco, through its subsidiary Arauco Bioenergía S.A. made a capital contribution to Parque Eólico Ovejera Sur SpA for ThCLP$ 100,000 (equivalent to ThU.S.$ 118).

On October 13, 2021, Arauco, through its subsidiary Forestal Arauco S.A. created Agrícola Fresno SpA with the purpose of developing agricultural projects. It was incorporated with a capital of ThU.S.$ 1,000, Forestal Arauco S.A. contributed the equivalent of 50% of the shares of the new subsidiary. On November 17, 2021, it was agreed to increase the capital to ThU.S.$ 23,884 (100%), wich was agreed to be paid within two years. In November 2021, April 2022 and June 2022, Forestal Arauco S.A. contributed all of the committed capital (50%) through the contribution of non-monetary assets.

On December 31, 2021, Arauco, through its subsidiary Forestal Arauco S.A., contributed property to Agrícola El Paque SpA for ThU.S.$ 931,460 (equivalent to ThU.S.$ 1,095) maintaining its participation of 50% of the total shares.

Between January and December of 2021, Arauco through its subsidiary Maderas Arauco S.A., contributed to E2E the amount of ThCLP$ 5,925,000 (equivalent to ThU.S.$ 7,759).

On January 12, 2021, Arauco, through its subsidiary Arauco do Brasil S.A., sold its total 50% participation in Unilin Arauco Pisos Ltda. This transaction generated a loss before taxes of ThU.S.$ 431.

As of June 30, 2022 and as of December 31, 2021, Arauco has not made contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	06-30-2022		12-31-2021
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	537,935	184,464	384,960	162,106
Non-current	2,009,942	151,886	2,036,696	210,981
Equity	—	2,211,527	—	2,048,569
Total joint arrangement	2,547,877	2,547,877	2,421,656	2,421,656

Investment	1,105,764		1,024,285

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	451,710	401,669
Expenses	(295,384)	(288,512)
Joint arrangement net income (loss)	156,326	113,157

	06-30-2022		12-31-2021
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	37,487	2,061	23,068	2,502
Non-current	152,090	5,857	167,159	10,618
Equity	—	181,659	—	177,107
Total joint arrangement	189,577	189,577	190,227	190,227

Investment	90,830		88,554

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	2,127	10,112
Expenses	2,425	(8,505)
Joint arrangement net income (loss)	4,552	1,607

	06-30-2022		12-31-2021
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	136,198	220,960	133,384	189,643
Non-current	924,526	123,169	892,020	147,006
Equity	—	716,595	—	688,755
Total joint arrangement	1,060,724	1,060,724	1,025,404	1,025,404

Investment	358,298		344,378

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	115,555	114,241
Expenses	(89,428)	(101,145)
Joint arrangement net income (loss)	26,127	13,096

	06-30-2022		12-31-2021
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	27,158	118,763	6,712	101,698
Non-current	437,234	2,085	442,624	13,014
Equity	—	343,544	—	334,624
Total joint arrangement	464,392	464,392	449,336	449,336

Investment	171,772		167,312

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	10,551	9,093
Expenses	(1,632)	(8,582)
Joint arrangement net income (loss)	8,919	511

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method:

	06-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	17,808	4,539	16,083	4,980
Non-current	38,576	4,812	38,056	4,913
Equity	—	47,033	—	44,246
Total joint arrangement	56,384	56,384	54,139	54,139

Investment	23,517		22,123

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	23,281	20,376
Expenses	(20,494)	(18,747)
Joint arrangement net income (loss)	2,787	1,629

Other comprehensive income	—	—
Comprehensive income	2,787	1,629
Dividends	—	594

	06-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	334,167	303,981	288,650	334,620
Non-current	656,550	298,203	699,984	247,006
Equity	—	388,533	—	407,008
Total joint arrangement	990,717	990,717	988,634	988,634

Net assets	170,788		176,864
Net asset adjustment (goodwill)	23,479		26,640
Investment	194,267		203,504

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	717,298	538,966
Expenses	(640,471)	(513,749)
Joint arrangement net income (loss)	76,827	25,217

Other comprehensive income	—	—
Comprehensive income	76,827	25,217
Dividends	33,176	—

	06-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	569	1,183	1,493	201
Non-current	15,034	3,206	15,455	4,162
Equity	—	11,214	—	12,585
Total joint arrangement	15,603	15,603	16,948	16,948

Investment	5,607		6,293

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	194	120
Joint arrangement net income (loss)	194	120

Other comprehensive income	—	—
Comprehensive income	194	120
Dividends	—	—

	06-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	94	172	157	86
Non-current	2,274	—	2,298	—
Equity	—	2,196	—	2,369
Total joint arrangement	2,368	2,368	2,455	2,455

Investment	1,098		1,185

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	—	64
Expenses	(5)	(152)
Joint arrangement net income (loss)	(5)	(88)

Other comprehensive income	—	—
Comprehensive income	(5)	(88)
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
E2E S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	8,299	1,064	8,138	1,094
Non-current	32,570	7,231	28,357	3,078
Equity	—	32,574	—	32,323
Total joint arrangement	40,869	40,869	36,495	36,495

Investment	16,287		16,162

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	1,176	386
Expenses	(2,354)	(4,774)
Joint arrangement net income (loss)	(1,178)	(4,388)

Other comprehensive income	—	—
Comprehensive income	(1,178)	(4,388)
Dividends	—	—

	06-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	427	32	765	61
Non-current	4,808	1,981	4,929	2,125
Equity	—	3,222	—	3,508
Total joint arrangement	5,235	5,235	5,694	5,694

Investment	1,611		1,754

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	43	(79)
Joint arrangement net income (loss)	43	(79)

Other comprehensive income	—	—
Comprehensive income	43	(79)
Dividends	—	—

	06-30-2022		12-31-2021
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	4,144	328	15,663	88
Non-current	25,061	4,802	10,485	2,225
Equity	—	24,075	—	23,835
Total joint arrangement	29,205	29,205	26,148	26,148

Investment	12,038		11,918

	06-30-2022	06-30-2021
	ThU.S.$	ThU.S.$
Income	—	—
Expenses	48	—
Joint arrangement net income (loss)	48	—

Other comprehensive income	—	—
Comprehensive income	48	—
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia plant. In the United States, impairment provisions associated with assets sold and recovered from Property, plant and equipment were reversed for a total of ThU.S.$ 6,332 (equivalent to ThU.S.$ 10,716 in the 2021 period).

In addition, due to the modernization and expansion project of the Arauco mill (Proyecto de Modernización y Ampliación de la Planta Arauco, or MAPA Project), as of June 30, 2022, we recorded an impairment provision due to a reduction in the useful lives for the CGU Line 1 of Arauco mill (pulp segment) in an amount of ThU.S.$ 101,069 (was the same amount as of December 31, 2021). For this calculation, we used a discount rate of 6.1%. The Line 1 of the Arauco mill was closed in January 2022 and the MAPA Project is expected to start in the first semester of 2022.

Both impairment provision charges are presented in the interim consolidated statement of profit or loss under other expenses and they constitue the main changes in the total impairment provision as shown below:

Changes in CGU impairment provision	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance	214,042	218,764
Impairment loss recognized in profit or loss	10,533	21,275
Reversal of impairment loss recognized in profit or loss	(7,567)	(21,858)
Increase (decrease) in foreign exchange	3,120	(4,139)
Closing balance	220,128	214,042

Changes in provisions for impairment of property, plant and equipment due to technical obsolescence are shown below:

Changes in impairment provision from impaired assets	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance	11,798	8,088
Impairment loss recognized in profit or loss	839	5,649
Reverse of impairment recognized loss in profit or loss	(4,820)	(2,112)
Increase (decrease) in foreign exchange	76	173
Closing balance	7,893	11,798

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 58,775 (ThU.S.$ 57,697 on December 31, 2021), as shown below:

Goodwill	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,823	40,802
Arauco do Brasil S.A. (Pien mill)	17,220	16,163
Arauco North America, Inc. (Prime-Line, Inc.)	732	732

Closing balance	58,775	57,697

Goodwill movement	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Opening balance at January 1	57,697	59,567
Increase (decrease) due to business combination	—	(685)
Increase (decrease) in foreign exchange	1,078	(1,185)
Closing balance	58,775	57,697

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Of the total of goodwill, ThU.S.$ 40,823 (ThU.S.$ 40,802 as of December 31, 2021) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc, on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$ 17,220 (ThU.S.$ 16,163 as of December 31, 2021).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of June 30, 2022 and 2021, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

Sensitivity analysis on discount rate was made and no impairment provision was determined.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection with tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount as of October 31, 2002 of $4,571,664,617 Chilean pesos (equal to ThU.S.$ 4,905 as of June 30, 2022). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 Chilean pesos (equal to ThU.S.$ 1,297 as of June 30, 2022), resulting in a total disputed amount as of October of 2002 of $3,362,265,453 Chilean pesos (equal to ThU.S.$ 3,607 as of as of June 30, 2022) plus fines and interests. On February 19, 2010, the Court acknowledged receipt of the Company’s request.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On September 20, 2017, the Court issued its first instance decision confirming the liquidations.

On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. On June 29, 2018, the Court of Appeals of Santiago issued a ruling on appeal, confirming the first instance decision. On July 19, 2018, Arauco lodged a cassation appeal based on formal and substantial flaws before the Supreme Court. (case file 24,758-2018).

On June 21, 2019, Celulosa Arauco y Constitución S.A. filed a claim before the Constitutional Court to declare the legal provision contemplated under section 53, paragraph 3 of the Tax Code unconstitutional and, as a consequence, inapplicable.

On October 29, 2019 the Constitutional Court accepted the claim filed by Celulosa Arauco y Constitución S.A., finding unconstitutional and declaring the inapplicability of section 53, paragraph 3 of the Tax Code in the context of the proceeding “Celulosa Arauco y Constitución S.A. with SII Large taxpayers”, which is in the Supreme Court docket as a result of a cassation appeal (based on form and content) under case file 24,758-2018.

Currently, the case is pending in the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

2. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe and 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 5,763 as of June 30, 2022). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river). On March 23, 2018, the reconsideration appeal lodged by the company was rejected. On April 5, 2018, a judicial claim was submitted before the Third Environmental Court. On November 12, 2018, the case was in agreement, and the Minister Ms. Sibel Villalobos Volpi was appointed to draft the ruling.

On February 11, 2020 the judgment of the Third Environmental Court was notified, which partially accepted the legal claim of the Company, only as to the inadequate severity qualification of one of the charges. On February 28, 2020, both the Company and the SMA submitted cassation appeals based on form and content, to be heard and resolved by the Supreme Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A.

1. On August 13, 2018, Asociación Gremial de Dueños de Camiones de Constitución (ASODUCAM) filed a complaint seeking the performance of a contract and claiming compensation for damages against Celulosa Arauco y Constitución S.A. before the Civil Court of Constitución (C-757-2018), Forestal Arauco S.A., Maderas Arauco S.A. and Servicios Logísticos Arauco S.A., The complaint is based on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco S.A., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A. The complaint seeks to enforce the contract, plus $575,000,000 Chilean pesos (equal to ThU.S.$ 617 as of June 30, 2022) in compensation for damages. In the alternative, it claims (a) $11,189,270,050 Chilean pesos (equivalent to ThU.S.$ 12,005 as of June 30, 2022), for actual damages; (b) $ 11,189,270,050 monthly during the entire course of the trial, until the termination of the contract is declared in the final ruling, for loss of profits, and (c) $5,000,000,000 Chilean pesos (equivalent to ThU.S.$ 5,364 as of June 30, 2022) for moral damages.

On August 28, 2018 the claim was served upon Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A., but notification for Servicios Logísticos Arauco S.A. is pending.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and, therefore, as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

Forestal Arauco S.A.

1. On July 7, 2015 Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property “Resto del Fundo Los Alpes”, which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the trial case.

Through the resolution dated as of March 29, 2022, the court determined to reactivate the production of evidence, the resolutuion must be notified to both parties, together with the resolution that receives the case for evidence, which is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

2. On August 2, 2019, the company was notified of a lawsuit for termination of contract and compensation for damages filed by “Sociedad Recuperadora de Fibra S.A.” before the First Court of Valdivia (Case C-2215-2019). In the lawsuit, the plaintiff questions the anticipated termination of a contract by Forestal Arauco. It also claims that the company would have breached various contractual obligations regarding to 2 groups of contracts:

A. (i) Aggregates Transport Contract and (ii) Production, Cargo, Storage and Construction Management Contract for Platforms and flooring.

B. (i) Contract for the Production of Aggregates, (ii) Contract for Long Freight Services for Aggregates and (iii) Contract for Construction Services for Granular floor and Short Freight for Aggregates.

Based on the foregoing, it requests payment of compensation for an amount of $3,486,187,431 Chilean pesos (equivalent to ThU.S.$ 3,740 as of June 30, 2022).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On September 17, 2019, Forestal Arauco S.A. answered the claim and filed a counterclaim for compensation of damages which is in the process of a conciliation hearing, requesting that the main claimant be ordered to pay $421,723,281 Chilean pesos (equivalent to ThU.S.$ 452 as of June 30, 2022).

Through the resolution dated as of January 9, 2020, the court received the case to commence the production of evidence and the notification of such resolution was delivered to both parties.

Currently, while the discovery period is over, certain discovery proceedings remain pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

3. On April 15, 2020, Forestal Arauco S.A. was notified of a civil claim for recovery (demanda reivindicatoria de cuota) filed by the company “Agrícola, Forestal, Transportes e Inversiones El Quillay SpA” before the Court of Constitución (Case C-298-2020). The plaintiff sues Forestal Arauco S.A. for the restitution of 3,424.59 hectares that it would be occupying, with respect to the following properties: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, in respect of which the plaintiff would have rights and shares corresponding to 4.17% of said property. Likewise, the plaintiff requests to cancel the registration of the above-mentioned properties of Forestal Arauco S.A., deeming it as a bad-faith holder.

Currently, the discovery period is suspended due to the health contingency.

On June 7, 2022, the procedure was declared abandoned. The plaintiff filed an appeal against such resolution, which is pending to be heard and ruled in the Court of Appeals of Talca.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

4. Forestal Arauco S.A. filed before the Court of Constitución (Case C-353-2019) a claim seeking compensation on the basis of non-contractual civil liability against Ricardo Guzmán Reyes, for damages caused as a result of illegal logging inside the land of Forestal Arauco called “Parte Sur-Poniente de la Hijuela Sur de la Hacienda Quivolgo” and “Lomas de Quivolgo”. Said damages are valued in $ 100,000,000 Chilean pesos (equivalent to ThU.S.$ 107 as of June 30, 2022).

On May 2, 2020, Mr. Ricardo Guzmán answered the lawsuit and filed a counterclaim for recovery in which he requests to Forestal Arauco S.A. the restitution of 3,424.59 hectares that it would be occupying, corresponding to the following properties owned by the latter: (i) “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo”, (ii) “Lomas de Quivolgo” and, (iii) “Hijuela Astillero”. It is the opinion of the plaintiff that the aforementioned piece of land would be part of the property called “Bodega de subdelegation de Quivolgo”, from which would have rights and shares corresponding to 2.38% of said property. Likelywise, the plaintiff requests to cancel the registration of the properties before mentioned of Forestal Arauco S.A., deeming it as a bad-faith holder.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Through a resolution dated November 11, 2020, the court received the trial case, and both parties were notified.

On July 1, 2022, the parties were summoned to hear the sentence, and its issuance is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

5. On May 11, 2020, Forestal Arauco S.A. was notified of a lawsuit of declaration of mere certainty filed against it by the company “Agrícola, Forestal, Transportes y Inversiones El Quillay SpA”, before the Court of Constitución (Case C-323-2020), in which the plaintiff claims that the property called “Predio que formaba parte de la Hijuela Sur Poniente, de la Hijuela Sur del Fundo Quivolgo” owned by Forestal Arauco S.A. would actually have an area of 498 hectares, and, consequently, that the defendant lacks the right of ownership over a portion of land corresponding to 1,768.20 hectares of said property. Based on the foregoing, the plaintiff requests the court to declare mere legal certainty regarding the foregoing and also to declare that said area is part of the property called “La Bodega de la Subdelegación de Quivolgo”, owned by the succession of Mr. José Arcos González in which it would have rights.

On June 17, 2022, the procedure was declared abandoned. The plaintiff filed an appeal against such resolution, which is pending to be heard and ruled in the Court of Appeals of Talca.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company has filed yearly forestry plans between years 2007 and 2020 for its local operations in the provinces of Misiones and Buenos Aires.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

On March 25, 2019, the Secretary of Agriculture, Livestock and Fishing approved the resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for 2007. In addition, said organism through the resolution No. 2019-114-APN-SECAGYP#MPYT approved the annual forestry plan for 2009 on June 12, 2019, and through the resolution No. 2019-228-APN-SECAGYP#MPYT approved the annual forestry plan for 2008 on November 29, 2019. For this reason, Arauco Argentina S.A. may compute the exemption in the income tax related to the forest appraisal on the plantations to be harvested from the lands included in those plans as from the 2019 period.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $ 2,940,618,000 Argentine pesos (ThU.S.$ 23,485 as of June 30, 2022) for guaranteed export duties between 2007-2015, which appears under long-term provisions. Additionally, the Company filed a restitution claim for a total amount of ThU.S.$ 6,555, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim is being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On November 5, 2020, the Chamber of Appeals considered the arguments made by Arauco and determined that a final ruling will be issued in the case.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $435,952,315 Argentine pesos (ThU.S.$ 3,482 as of June 30, 2022) in favor of the Secretary of Agriculture, Livestock and Fishing.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25.080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The CARF’s decision was issued on May 16, 2017 and took into consideration certain arguments presented by the Company regarding the premium but preserving other charges. On September 27, 2018, Arauco do Brasil was notified of the CARF’s decision, for which Arauco do Brasil S.A. filed an appeal for declaration embargoes, to elicit clarifications from the CARF regarding certain points of the decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, granted a term for filing the last remedy within the administrative realm (“Special Remedy”). This Special Remedy was submitted before the Upper Chamber of Fiscal Remedies of the CARF (CSRF) on February 11, 2019, reiterating the Company’s defense allegations regarding the matters and charges that remained in such process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts:

One part that remains awaiting the administrative decision in Special Remedy to the CSRF (the issue of the isolated fine of 50% and interests) with the estimated amount of R$ 29,250,417 (equivalent to ThU.S.$ 5,625 as of June 30, 2022) and that amount will be added interests and readjustments as of January 31, 2019 until the administrative discussion is finished.

Second part that closes the administrative discussion (Comment of the contractual expenses deducted in the purchase of Tafisa; Comment of interests and legal expenses on debts paid in the amnesty program; payment of IRPJ and lower CSLL in the second part of 2010). Regarding this second part, the amount of R$ 31,774,176 (equivalent to ThU.S.$ 6,110 as of June 30, 2022) and to this amount interests and readjustments will be added as of August 28, 2020 until the final decision of the discussion court initiated on September 23, 2019, to continue answering that part of the claim. We enter with a Tax Debt Cancellation Action and we are introducing a guarantee for the suspension of any collection an to obtain the Certificates of Tax Compliance until the final decision of the trial. Currently we are starting to produce expert evidence in the case.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of June 30, 2022, Arauco has not made any provision whatsoever in connection with this contingency.

2) In 2013, a service provider instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 16,154 as of June 30, 2022) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco. Arauco appealed this ruling before the Court of Justice of the State. As of the date of this annual report a decision on such appeal remains pending.

After the ruling, we were summoned and on March 2, 2022 we filed an appeal, and the other part was summoned to rule on our appeal and filed a request on April 11, 2022.

The next procedure is for the appeal to be sent the Court, for distribution and follow up.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of June 30, 2022 as of December 31, 2021 are as follows:

	06-30-2022	12-31-2021
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	6,336	337
Provisions for litigations	336	337
Other short-term provisions	6,000	—
Long-term provisions, non-Current	30,525	29,549
Provisions for litigations	30,525	29,549

Total provisions	36,861	29,886

	06-30-2022
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	29,886	—	29,886
Changes in provisions
Additional provisions	6,095	6,000	12,095
Used provisions	(4,865)	—	(4,865)
Increase (decrease) in foreign exchange	(443)	—	(443)
Other increases (decreases)	188	—	188
Total changes	975	6,000	6,975
Closing balance	30,861	6,000	36,861

(*)	The increase in litigations is mainly made up of ThU.S.$ 6,078 (subsidiaries in Brazil) for civil and labor lawsuits.
(**)	The increase in Other Provisions corresponds to the dismantling L1.

	12-31-2021
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	30,836	—	30,836
Changes in provisions
Increase in existing provisions	8,592	—	8,592
Used provisions	(5,349)	—	(5,349)
Increase (decrease) in foreign exchange	(4,505)	—	(4,505)
Other increases (decreases)	312	—	312
Total changes	(950)	—	(950)
Closing balance	29,886	—	29,886

(*)

The increase in litigations is mainly made up of ThU.S.$ 8,543 (subsidiaries in Brazil) and ThU.S.$ 44 (Argentina) for civil and labor lawsuits. and ThU.S.$ 5 of CEPP and ZFPP in Uruguay for a lawsuit they maintain with suppliers.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	06-30-2022	12-31-2021
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	78,531	84,210
Intangible assets under development (IT programs)	4,433	4,881
Computer software	24,604	27,268
Water rights	5,684	5,684
Customer	26,844	29,218
Other identifiable intangible assets	16,966	17,159

Classes of intangible assets, gross	225,765	223,654
Intangible assets under development (IT programs)	4,433	4,881
Computer software	117,141	114,602
Water rights	5,684	5,684
Customer	76,266	75,726
Other identifiable intangible assets	22,241	22,761

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(147,234)	(139,444)
Accumulated amortization and impairment, intangible assets	(147,234)	(139,444)
Computer software	(92,537)	(87,334)
Customer	(49,422)	(46,508)
Other identifiable intangible assets	(5,275)	(5,602)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	06-30-2022
	Intangible assets under development	Computer software	Water rights	Customer	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	4,881	27,268	5,684	29,218	17,159	84,210
Changes
Additions	842	1,594	—	—	56	2,492
Disposals	(790)	—	—	—	(108)	(898)
Amortization	—	(5,003)	—	(2,381)	(166)	(7,550)
Increase (decrease) in foreign exchange	—	210	—	7	25	242
Other increases (decreases)	(500)	535	—	—	—	35
Changes total	(448)	(2,664)	—	(2,374)	(193)	(5,679)
Closing balance	4,433	24,604	5,684	26,844	16,966	78,531

	12-31-2021
	Intangible assets under development	Computer software	Water rights	Customer	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,665	31,877	5,684	35,092	26,772	102,090
Changes
Additions	2,929	3,265	—	—	557	6,751
Disposals	(1,121)	(647)	—	—	—	(1,768)
Amortization	—	(12,284)	—	(5,940)	(263)	(18,487)
Increase (decrease) in foreign exchange	—	451	—	65	(16)	500
Other increases (decreases)	408	4,606	—	1	(9,891)	(4,876)
Changes total	2,216	(4,609)	—	(5,874)	(9,613)	(17,880)
Closing balance	4,881	27,268	5,684	29,218	17,159	84,210

Years of useful life (average)
Computer software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the interim consolidated statements of profit or loss under the administrative expenses line item.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of June 30, 2022 Arauco has a total surface of 1.6 million hectares of which 927 thousand hectares are used for forestry planting, 485 thousand hectares are native forest, 109 thousand hectares are used for other purposes and 101 thousand hectares not yet planted. Lands correspondening to native forest, lands used for other purposes and lands not yet planted are presented in Property, Plants & Equipments, Forest plantations are presented in Biological Assets.

For the period ended June 30, 2022, the production volume of logs totaled 10.8 million m3 (9.9 million m3 as of June 30, 2021).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•

Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income per function, which as of June 30, 2022 amounted to ThU.S.$ 130,564 (ThU.S.$ 83,080 as of June 30, 2021). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of June 30, 2022 amounted to ThU.S.$ 146,534 (ThU.S.$ 96,584 as of June 30, 2021).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 5.5% in Chile, 6.7% Brazil, 16.2% in Argentina and 8% in Uruguay.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(128,888)
	-0.5	137,390
Margins (%)	10	461,490
	-10	(461,490)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the interim consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of Biological Assets Pledged as Security

As of June 30, 2022, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the current and non-current biological assets are as follows:

	06-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Current	364,043	329,586
Non-current	3,008,550	3,008,897
Total	3,372,593	3,338,483

Reconciliation of carrying amount of biological assets

	06-30-2022
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	329,586	3,008,897	3,338,483
Changes in real incurred cost	3,401	71,509	74,910
Additions through acquisition	—	124,120	124,120
Sales	(186)	(7,146)	(7,332)
Harvest	(55,096)	—	(55,096)
Increases (decreases) in foreign exchange	158	12,985	13,143
Loss of forest due to fires	—	(7,514)	(7,514)
Transfers to non-current assets held for sale	—	4,786	4,786
Transfers from non-current to current	55,722	(55,722)	—
Other increases (decreases)	2,803	—	2,803
Changes in fair value	31,056	(71,856)	(40,800)
Gain (losses) arising from changes in fair value minus sale costs	5,048	125,516	130,564
Sales	38	(10,676)	(10,638)
Harvest	(161,452)	—	(161,452)
Loss of forest due to fires	—	(5,182)	(5,182)
Transfers to non-current assets held for sale	—	4,798	4,798
Transfers from non-current to current	186,312	(186,312)	—
Other increases (decreases)	1,110	—	1,110
Total changes	34,457	(347)	34,110
Closing balance	364,043	3,008,550	3,372,593

	12-31-2021
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	302,710	3,296,117	3,598,827
Changes in real incurred cost	656	(64,314)	(63,658)
Additions through acquisition	78	191,316	191,394
Sales	(105)	(72,963)	(73,068)
Harvest	(114,157)	—	(114,157)
Increases (decreases) in foreign exchange	(3,884)	(18,246)	(22,130)
Loss of forest due to fires	(3,398)	(13,455)	(16,853)
Transfers to non-current assets held for sale	—	(5,770)	(5,770)
Transfers from non-current to current	125,219	(125,219)	—
Decrease due to loss of control in subsidiary	(3,097)	(19,977)	(23,074)
Changes in fair value	26,220	(222,906)	(196,686)
Gain (losses) arising from changes in fair value minus sale costs	—	81,986	81,986
Sales	—	(20,297)	(20,297)
Harvest	(223,712)	—	(223,712)
Loss of forest due to fires	(1,164)	(19,898)	(21,062)
Transfers to non-current assets held for sale	—	(5,232)	(5,232)
Transfers from non-current to current	252,860	(252,860)	—
Decrease due to loss of control in subsidiary	(1,764)	(6,605)	(8,369)
Total changes	26,876	(287,220)	(260,344)
Closing balance	329,586	3,008,897	3,338,483

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as properties, plants and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of June 30, 2022 and as of December 31, 2021 Arauco has made and / or has committed the following disbursements in major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

06-30-2022		Disbursements undertaken 2022				Committed disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	4,935	Assets	Properties, plants and equipments	1,838	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	632	Assets	Properties, plants and equipments	10,088	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	20	Assets	Properties, plants and equipments	434	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	33	Assets	Properties, plants and equipments	667	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	5,844	Expenses	Operating costs	6,016	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	6,031	Expenses	Operating costs	4,234	2022
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	31	Assets	Properties, plants and equipments	270	2022
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	427	Assets	Properties, plants and equipments	163	2022
Arauco Forestal Arapoti S.A.	Environmental improvement studies	In process	285	Assets	Properties, plants and equipments	471	2022
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,721	Assets	Properties, plants and equipments	455	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	670	Expenses	Administration expenses	1,194	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	102	Assets	Properties, plants and equipments	228	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	290	Expenses	Operating costs	97	2022
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	514	Assets	Properties, plants and equipments	866	2022
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	107	Assets	Properties, plants and equipments	1,697	2022

		TOTAL	23,642			28,718

12-31-2021		Disbursements undertaken 2021				Committed disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,802	Assets	Properties, plants and equipments	14,049	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	248	Assets	Properties, plants and equipments	14	2022
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	410	Assets	Properties, plants and equipments	5,244	2022
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	11,860	Expenses	Operating costs	—	2022
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	10,367	Expenses	Operating costs	—	2022
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,856	Assets	Properties, plants and equipments	590	2022
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	921	Assets	Properties, plants and equipments	581	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	585	Expenses	Operating costs	—	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	423	Assets	Properties, plants and equipments	66	2022
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	618	Assets	Properties, plants and equipments	6	2022
Forestal Arauco S.A.	Environmental improvement studies	In process	1,280	Expenses	Administration expenses	504	2022
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	948	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Environmental improvement studies	Finished	222	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	205	Assets	Properties, plants and equipments	—	—
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	997	Assets	Properties, plants and equipments	—	—

		TOTAL	50,742			21,054

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

The following table sets forth information on the main types of non-current assets held for sale:

	06-30-2022	12-31-2021
	ThU.S.$	ThU.S.$
Land	392	2,306
Buildings	307	307
Plant and equipment	—	—
Forest	1,418	11,002
Roads	181	543
Total	2,298	14,158

As of June 30, 2022, in the line other income of the interim consolidated statements of profit or loss, the amount of ThU.S.$ 17,933 from the sale of properties whose operation began at the end of 2020 was shown, which was made to Consorcio led by BTG Pactual Timberland Investment Group LLC.

As of December 31, 2021, there was a profit of ThU.S.$ 229,866 from the sale of the largest part of the properties of the aforementioned operation. In the line other income of the interim consolidated statements of profit or loss this profit was shown.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of June 30, 2022 and as of December 31, 2021, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

	June 2022		December 2021
Financial instruments Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets at fair value through profit or loss (held for trading)	253,239	253,239	230,068	230,068
Mutual funds (1)	253,239	253,239	230,068	230,068
Financial assets at amortized cost	1,566,047	1,566,047	1,783,643	1,783,643
Cash and cash equivalents (amortized cost)	648,468	648,468	781,032	781,032
Cash	472,902	472,902	529,076	529,076
Time deposits	175,566	175,566	251,956	251,956
Accounts receivable (net)	897,348	897,348	994,261	994,261
Trade receivables	775,451	775,451	826,784	826,784
Lease receivable	10,922	10,922	27	27
Sundry debtors	15,923	15,923	32,542	32,542
Other receivables	48,976	48,976	48,531	48,531
Prepayments	46,076	46,076	86,377	86,377
Accounts receivable from related parties	6,877	6,877	5,559	5,559
Other financial assets (2)	13,354	13,354	2,791	2,791
Hedging assets	22,968	22,968	13,599	13,599

Financial liabilities at amortized cost (3)	6,207,943	5,859,894	6,317,598	6,114,417
Bonds issued denominated in U.S. dollars	3,394,691	3,021,311	3,392,010	3,161,062
Bonds issued denominated in U.F. (4)	981,476	998,687	1,034,023	1,024,721
Bank borrowings in U.S. dollars	411,723	404,894	454,652	463,308
Bank borrowings in other currencies	476,066	491,015	537,304	565,717
Lease liabilities	224,347	224,347	163,304	163,304
Trade and other payables	716,271	716,271	733,728	733,728
Accounts payable to related parties	3,369	3,369	2,577	2,577
Financial liabilities at fair value through profit or loss	10	10	133	133
Hedging liabilities	220,263	220,263	296,183	296,183

(1)

Although mutual funds are measured at fair value through profit or loss for purposes of the interim consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)

Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the interim consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the interim consolidated statements of financial position as of June 30, 2022 and as of December 31, 2021, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value	June 2022 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Mutual Funds	253,239	253,239	—	—

Hedging assets	22,968	—	22,968	—

Financial liabilities at fair value through profit or loss	10	—	10	—

Hedging liabilities	220,263	—	220,263	—

Fair value	December 2021 ThU.S.$	Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Mutual Funds	230,068	230,068	—	—

Hedging assets	13,599	—	13,599	—

Financial liabilities at fair value through profit or loss	133	—	133	—

Hedging liabilities	296,183	—	296,183	—

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco’s current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in UF, U.S. dollars and Euros, Arauco calculates the current value of such flows by using the UF zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The fair value of zero cost collar contracts is calculated by reference to the price differential between the agreed price range and the market price of the hedge’s object.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	June 2022	December 2021
	ThU.S.$	ThU.S.$
Interest bearing borrowings, current (a)	383,652	388,809
Other current financial liabilities	340,310	339,441
Current lease liabilities	43,371	49,603
Current hedging liabilities + current financial liabilities through profit or loss	29	235
Interest bearing borrowings, non-current (b)	5,104,651	5,192,484
Other non-current financial liabilities	5,143,919	5,374,864
Non-current lease liabilities	180,976	113,701
Non-current hedging liabilities + non-current financial liabilities through profit or loss	220,244	296,081
Financial debt total (c)	5,488,303	5,581,293
Cash and cash equivalents	901,707	1,011,100
Other current financial assets	20,529	5,865
Total cash (d)	922,236	1,016,965
Net financial debt (e)	4,566,067	4,564,328
Equity attributable to parent company	8,262,186	7,810,733
Non-controlling interests	7,197	7,771
Total equity (f)	8,269,383	7,818,504
Debt to equity ratio (g)	0.59	0.58

(a)	Other current financial liabilities + current lease liabilities – (current hedging liabilities + current financial liabilities through profit or loss)
(b)	Other non-current financial liabilities + non-current lease liabilities – (non-current hedging liabilities + non-current financial liabilities through profit or loss)
(c)	Interest bearing borrowings, current + interest bearing borrowings, non-current
(d)	Cash and cash equivalents + other current financial assets
(e)	Total financial debt – total cash
(f)	Equity attributable to parent company + non-controlling interests
(g)	Net financial debt / total equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	June 2022	December 2021
	ThU.S.$	ThU.S.$
Other financial liabilities (a)	5,484,229	5,714,305
Other current financial liabilities	340,310	339,441
Other non-current financial liabilities	5,143,919	5,374,864
Lease liabilities (b)	224,347	163,304
Current lease liabilities	43,371	49,603
Non-current lease liabilities	180,976	113,701
Financial liabilities at fair value through profit or loss	10	133
Hedging liabilities (c)	220,263	296,183
Swaps	220,222	295,958
Forward	41	225
Financial debt total (d)	5,488,303	5,581,293
Cash and cash equivalents	901,707	1,011,100
Total Cash (e)	901,707	1,011,100
Net financial debt (f)	4,586,596	4,570,193
Equity attributable to parent company	8,262,186	7,810,733
Non-controlling interests	7,197	7,771
Total equity (g)	8,269,383	7,818,504
Debt to equity ratio (h)	0.59	0.58

(a)	Other current financial liabilities + other non-current financial liabilities
(b)	Current lease liabilities + non-current lease liabilities
(c)	Swaps + forwards
(d)	Other financial liabilities + lease liabilities + financial liabilities at fair value through profit or loss + Hedging liabilities
(e)	Cash and cash equivalents + other current financial assets
(f)	Total financial debt – total cash
(g)	Equity attributable to parent company + non-controlling interests
(h)	Net financial debt / total equity

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the interim consolidated statements of financial position as of June 30, 2022 and as of December 31, 2021:

	June 2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	29,114	59,634	88,748	572,862	249,280	3,465,277	4,287,419	4,376,167
Bank borrowings	29,939	221,594	251,533	358,459	131,463	146,334	636,256	887,789
Swap and Forward	29	—	29	220,244	—	—	220,244	220,273

Total other financial liabilities (a)	59,082	281,228	340,310	1,151,565	380,743	3,611,611	5,143,919	5,484,229

	June 2022

Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	13,359	30,012	43,371	48,940	39,315	92,721	180,976	224,347

Total lease liabilities (b)	13,359	30,012	43,371	48,940	39,315	92,721	180,976	224,347

	June 2022
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trade and other payables	687,513	26,312	713,825	2,446	—	—	2,446	716,271
Accounts payable to related companies	3,369	—	3,369	—	—	—	—	3,369

Total accounts payable (c)	690,882	26,312	717,194	2,446	—	—	2,446	719,640

Total financial liabilities (a) + (b) + (c)	763,323	337,552	1,100,875	1,202,951	420,058	3,704,332	5,327,341	6,428,216

	December 2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	29,114	61,257	90,371	574,850	257,362	3,503,450	4,335,662	4,426,033
Bank borrowings	29,658	219,177	248,835	227,008	325,244	190,869	743,121	991,956
Swap and Forward	235	—	235	296,081	—	—	296,081	296,316

Total other financial liabilities (a)	59,007	280,434	339,441	1,097,939	582,606	3,694,319	5,374,864	5,714,305

	December 2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

Total lease liabilities (b)	13,204	36,399	49,603	44,459	26,083	43,159	113,701	163,304

	December 2021
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trade and other payables	725,188	6,268	731,456	2,272	—	—	2,272	733,728
Accounts payable to related companies	2,577	—	2,577	—	—	—	—	2,577

Total accounts payable (c)	727,765	6,268	734,033	2,272	—	—	2,272	736,305

Total financial liabilities (a) + (b) + (c)	799,976	323,101	1,123,077	1,144,670	608,689	3,737,478	5,490,837	6,613,914

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of June 30, 2022 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the interim consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other interim comprehensive income or the statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the interim consolidated statements of financial position as of June 30, 2022 and as of December 31, 2021, is presented below:

Financial instruments	June 2022 Fair value ThU.S.$	December 2021 Fair value ThU.S.$
Hedging assets	22,968	13,599
Derivatives (1)	22,968	13,599

Financial liabilities at fair value through profit or loss	(10)	(133)
Forward	(10)	(133)

Hedging liabilities	(220,263)	(296,183)
Derivatives (1)	(41)	(401)
Cross currency swaps (2)	(220,222)	(295,782)

(1)	Includes HFO swap, zero cost collar, forward and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of June 30, 2022 and as of December 31, 2021:

Cross Currency Swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	June 2022 fair value ThU.S.$	December 2021 fair value ThU.S.$
F	Scotiabank – Chile	26,199,841	727,273	10-30-2014	04-30-2023	(1,643)	(2,141)
F	Scotiabank – Chile	26,167,117	727,273	10-30-2014	04-30-2023	(1,577)	(2,048)
F	BCI – Chile	26,250,017	727,273	10-30-2021	10-30-2029	(1,324)	(1,380)
F	BCI – Chile	25,651,064	727,273	10-30-2014	04-30-2023	(991)	(3,239)
F	Scotiabank – Chile	26,281,540	727,273	10-30-2021	10-30-2029	(681)	(2,450)
F	Santander – Chile	25,893,452	727,273	10-30-2014	04-30-2023	(1,188)	(1,550)
F	Banco de Chile – Chile	25,893,454	727,273	04-30-2019	10-30-2029	(2,082)	(4,203)
P	BCI – Chile	36,750,025	954,545	11-15-2021	11-15-2032	(1,650)	(5,077)
P	BCI – Chile	36,746,924	954,545	11-15-2021	11-15-2032	(526)	(3,749)
P	Scotiabank – Chile	40,484,993	954,545	11-15-2013	11-15-2023	(5,974)	(7,085)
P	Santander – Chile	39,854,865	954,545	11-15-2013	11-15-2023	(5,134)	(6,053)
P	Deutsche – U.K.	39,854,865	954,545	11-15-2013	11-15-2023	(5,280)	(6,304)
R	Santander – Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	(21,151)	(24,743)
R	JP Morgan – U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	(7,234)	(8,509)
R	Itau – Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	(7,310)	(8,543)
S	Santander – Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	(19,064)	(36,758)
W	Goldman Sachs – N.A.	40,521,750	1,000,000	10-10-2018	10-10-2028	(7,038)	(11,921)
W	Goldman Sachs – N.A.	40,537,926	1,000,000	10-10-2018	10-10-2028	(6,464)	(11,275)
W	Scotiabank – Chile	40,066,555	1,000,000	10-10-2018	10-10-2028	(6,951)	(11,807)
X	Santander – Chile	118,400,504	3,000,000	10-10-2018	10-10-2038	(24,276)	(50,527)
X	Santander – Chile	97,971,786	2,500,000	10-10-2018	10-10-2038	(19,988)	(41,802)

						(147,526)	(251,164)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	June 2022 fair value ThU.S.$	December 2021 fair value ThU.S.$
Santander – Chile	104,708,824	94,117,647	06-15-2021	12-15-2029	(14,396)	(8,476)
Banco de Chile – Chile	52,354,412	47,058,824	06-15-2021	12-15-2029	(7,264)	(4,484)
MUFG – N.A.	104,708,824	94,117,647	06-15-2021	12-15-2029	(14,490)	(9,000)
JP Morgan – N.A.	209,417,647	188,235,294	06-15-2021	12-15-2029	(29,297)	(18,154)
HSBC – N.A.	52,354,412	47,058,824	06-15-2021	12-15-2029	(7,249)	(4,504)

					(72,696)	(44,618)

Zero Cost Collars

Zero cost collar to cover the exposure to the Oil Brent.

Commodity	Institution	Volume	Unit	Starting date	Ending date	June 2022 fair value ThU.S.$	December 2021 fair value ThU.S.$
Brent	BNP Paribas – E.U.	220,000	bbl	08-01-2021	07-31-2021	2,986	3,737
Brent	Goldman Sachs – N.A.	220,000	bbl	08-01-2021	07-31-2021	3,044	3,798

						6,030	7,535

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of June 30, 2022 and as of December 31, 2021, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	June 2022 notional ThU.S.$	June 2022 fair value ThU.S.$	December 2021 notional ThU.S.$	December 2021 fair value ThU.S.$
UYUUSD	Santander-Uruguay	—	—	1,765	19
UYUUSD	HSBC-Uruguay	11,115	991	6,510	106
UYUUSD	Itaú-Uruguay	14,042	1,795	9,892	(91)
UYUUSD	Itaú-Uruguay	—	—	—	258
EURUSD	Santander-Uruguay	3,802	(21)	—	—

			2,765		292

Arauco Uruguay’s profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of June 30, 2022 and as of December 31, 2021, are detailed below:

Commodity	Institution	June 2022 notional ThU.S.$	June 2022 fair value ThU.S.$	December 2021 notional ThU.S.$	December 2021 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	7,051	3,141	8,491	1,963
Fuel Oil N°6	DNB Bank ASA	4,360	1,830	3,149	978
Fuel Oil N°6	JP Morgan - N.A.	—	—	—	(77)
Fuel Oil N°6	DNB Bank ASA	—	(20)	—	(57)

			4,951		2,807

Interest Rate Swap

In addition, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of June 30, 2022 and as of December 31, 2021 is shown below:

Exchange rate	Institution	Notional ThU.S.$	June 2022 fair value ThU.S.$	December 2021 fair value ThU.S.$
USD	DNB Bank ASA	12,659	100	(176)

			100	(176)

Note: The values and amounts indicated in the section 23.4.2 correspond to 50% of the total Uruguayan companies amounts, showing the participation that Arauco has in this companies.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. United States

Interest Rate Swap

Arauco through its subsidiary in United States maintains an Interest Rate Swap with the purpose of setting the interest rate of a variable rate debt in the same currency (USD). The instrument was settled on September 2020 and the valuation off this instrument as of June 30, 2022 and as of December 31, 2021 is shown below:

Institution	Amount ThU.S.$	Starting date	Ending date	June 2022 fair value ThU.S.$	December 2021 fair value ThU.S.$
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	3,000	845
Goldman Sachs N.A.	100,000,000	04-28-2020	10-28-2023	3,075	1,043
JP Morgan - N.A.	100,000,000	04-28-2020	10-28-2023	3,006	852

				9,081	2,740

23.4.4. Argentina

As of June 30, 2022 and as of December 31, 2021, Arauco through its subsidiary in Argentina maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate of dollars:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	June 2022 fair value ThU.S.$	December 2021 fair value ThU.S.$
ARSUSD	Santander - Argentina	3,800	12-10-2021	01-31-2022	—	(65)
ARSUSD	BBVA - Argentina	3,800	12-10-2021	02-25-2022	—	(68)
ARSUSD	Santander - Argentina	2,000	05-31-2022	07-29-2022	(5)	—
ARSUSD	BBVA - Argentina	2,000	05-31-2022	07-29-2022	(5)	—

					(10)	(133)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.5 Cash equivalent, Loans and Receivables

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of June 30, 2022 and as of December 31, 2021, there are provisions for impairment for ThU.S.$ 8,805 and ThU.S.$ 8,792, respectively.

	June 2022 ThU.S.$	December 2021 ThU.S.$
Financial assets at amortized cost	1,566,047	1,783,643
Cash and cash equivalents (Mutual Funds not included)	648,468	781,032
Cash	472,902	529,076
Time deposits	175,566	251,956
Accounts receivables (net)	904,225	999,820
Trade receivables	775,451	829,097
Lease receivable	10,922	27
Sundry debtors	15,923	32,542
Other receivables	48,976	46,218
Prepayments	46,076	86,377
Accounts receivable from related parties	6,877	5,559
Other financial assets	13,354	2,791

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at June 30, 2022 and as of December 31, 2021, classified by currency is as follows:

	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Cash and cash equivalents	901,707	1,011,100
U.S. dollars	659,686	703,232
Euro	8,228	5,755
Mexican pesos	28,242	20,467
Other currencies	146,694	277,441
Chilean pesos	58,857	4,205

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of June 30, 2022 and as of December 31, 2021:

	06-30-2022 ThU.S.$	12-31-2021 ThU.S.$
Trades and other current receivables	874,609	979,923

U.S. dollars	682,254	789,236
Euros	16,901	21,884
Mexican pesos	34,840	31,288
Other currencies	67,177	66,886
Chilean pesos	71,213	70,127
U.F.	2,224	502

Accounts receivable from related parties, current	6,877	5,559
Chilean pesos	6,877	5,559

Trade and other non-current receivables	22,739	14,338
U.S. dollars	11,230	11,806
Chilean pesos	3,105	2,492
U.F.	8,404	40

23.6 Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial liabilities	June 2022 ThU.S.$	December 2021 ThU.S.$
Total financial liabilities	6,428,216	6,613,914
Financial liabilities at fair value through profit or loss	10	133
Hedging liabilities	220,263	296,183
Financial liabilities at amortized cost	6,207,943	6,317,598

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of June 30, 2022 and as of December 31, 2021.

	June 2022 ThU.S.$	December 2021 ThU.S.$
Bank borrowings - current portion	240,377	248,835
Bonds issued - current portion	88,748	90,371
Total	329,125	339,206

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		06-30-2022	12-31-2021	06-30-2022	12-31-2021
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		6,207,943	6,317,598	5,859,894	6,114,417
Bonds issued	U.S. dollar	3,394,691	3,392,010	3,021,311	3,161,062
Bonds issued	U.F.	981,476	1,034,023	998,687	1,024,721
Bank borrowings	U.S. dollar	411,723	454,652	404,894	463,308
Bank borrowings	Euro	446,513	509,540	491,015	565,717
Bank borrowings	Other currencies	29,553	27,764	—	—
Lease liabilities	U.F.	15,111	19,875	15,111	19,875
Lease liabilities	Chilean pesos	22,505	38,278	22,505	38,278
Lease liabilities	Mexican pesos	3,521	3,768	3,521	3,768
Lease liabilities	U.S. dollar	132,749	79,045	132,749	79,045
Lease liabilities	Euro	237	266	237	266
Lease liabilities	Other currencies	50,224	22,072	50,224	22,072
Trade and other payables	U.S. dollar	241,362	284,690	241,362	284,690
Trade and other payables	Euro	12,985	10,834	12,985	10,834
Trade and other payables	Mexican pesos	24,203	27,889	24,203	27,889
Trade and other payables	Other currencies	120,000	106,904	120,000	106,904
Trade and other payables	Chilean pesos	284,326	268,624	284,326	268,624
Trade and other payables	U.F.	33,395	34,787	33,395	34,787
Accounts payable to related parties	U.S. dollar	67	230	67	230
Accounts payable to related parties	Chilean pesos	3,302	2,347	3,302	2,347

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the interim consolidated statements of financial positions as of June 30, 2022 and as of December 31, 2021 are as follows:

	June 2022 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	340,281	4,923,675	5,263,956
Lease liabilities	43,371	180,976	224,347
Trade and other payables	713,825	2,446	716,271
Accounts payable to related parties	3,369	—	3,369

Total financial liabilities at amortized cost	1,100,846	5,107,097	6,207,943

	December 2021 ThU.S.$
	Current	Non-current	Total
Other financial liabilities	339,206	5,078,783	5,417,989
Lease liabilities	49,603	133,701	163,304
Trade and other payables	731,456	2,272	733,728
Accounts payable to related parties	2,577	—	2,577

Total financial liabilities at amortized cost	1,122,842	5,194,756	6,317,598

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January – June		April – June
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(136,859)	(37,007)	(52,935)	(11,416)
Gains (losses) on cash flow hedges, before tax	156,807	(49,740)	49,486	(82,658)
Reclassification adjustments on cash flow hedges, before tax	(5,080)	(10,137)	(5,080)	(9,862)
Income tax relating to cash flow hedges of other comprehensive income	(41,248)	17,132	(17,851)	24,184
Closing balance	(26,380)	(79,752)	(26,380)	(79,752)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	June 2022 ThU.S.$	December 2021 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	981,476	1,034,023	N/R	✓
Syndicate borrowing	—	—	✓	✓
Syndicate borrowing - Grayling	256,062	270,214	✓	✓
Syndicate ECA - MAPA	446,513	509,540	✓	✓

N/R: Not required for the financial obligation

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of June 30, 2022 and as of December 31, 2021, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of June 30, 2022, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of June 30, 2022 and as of December 31, 2021 is as follows:

	June 2022	December 2021
	ThU.S.$	ThU.S.$
Equity	8,269,383	7,818,504
Bank borrowings	887,789	991,956
Lease liabilities	224,347	163,304
Bonds issued	4,376,167	4,426,033

Capitalization	13,757,686	13,399,797

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	June 2022	December 2021
	ThU.S.$	ThU.S.$
Current receivables
Trade receivables	775,415	826,750
Lease receivable	1,901	27
Sundry debtors	5,266	21,646
Other receivables	47,107	46,394
Prepayments	44,920	85,106
Net subtotal	874,609	979,923

Trade receivables	781,303	832,612
Lease receivable	1,901	27
Sundry debtors	5,353	21,732
Other receivables	47,908	47,198
Prepayments	44,920	85,106
Gross subtotal	881,385	986,675

Provision for doubtful trade receivables	5,888	5,862
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	87	86
Provision for doubtful other receivables	801	804
Subtotal bad bebt	6,776	6,752

Non-current receivables

Trade receivables	36	34
Lease receivable	9,021	—
Sundry debtors	10,657	10,896
Other receivables	1,869	2,137
Prepayments	1,156	1,271
Net subtotal	22,739	14,338

Trade receivables	2,065	2,074
Lease receivable	9,021	—
Sundry debtors	10,657	10,896
Other receivables	1,869	2,137
Prepayments	1,156	1,271
Gross subtotal	24,768	16,378

Provision for doubtful trade receivables	2,029	2,040
Provision for doubtful lease receivable	—	—
Provision for doubtful sundry debtors	—	—
Provision for doubtful other receivables	—	—
Subtotal bad debt	2,029	2,040

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of June 30, 2022, Arauco’s balance for commercial debtors was ThU.S.$ 783,368 of which, according to the agreed sales conditions, 66.56% corresponded to sales on credit (open account), 33.00% to sales with letters of credit and 0.44% to other types of sales. The client with the largest Open Account debt represented 2.01% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

June 30, 2022

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,718	694	79	56	36	21	22	14	27	90	2,757
ThU.S.$	727,277	46,358	1,793	607	261	379	246	293	294	5,860	783,368
%	92.84%	5.92%	0.23%	0.08%	0.03%	0.05%	0.03%	0.04%	0.04%	0.74%	100%

December 31, 2021

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,710	676	100	53	30	49	2	2	1	67	2,690
ThU.S.$	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
%	94.85%	4.31%	0.12%	0.04%	0.01%	0.00%	0.00%	0.00%	0.00%	0.67%	100%

Arauco applies the simplified approach regarding the expected losses from commercial debtors, which allows for the use of an estimate of expected credit losses over the instrument’s lifespan for all commercial accounts receivable. In order to establish this estimate, the commercial debtors have been grouped in relation to the corresponding risks for sales conditions as well as for tranches, including clients that are up-to-date or in default.

June 30, 2022:

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	254,679	3,820	—	—	—	—	—	—	—	—	258,499
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	474,059	39,736	1,747	577	261	378	244	293	294	3,842	521,431
Loss allowance provision	2,313	—	52	60	26	39	29	293	295	2,714	5,821
Expected loss rate	0.49%	0.00%	2.98%	10.40%	9.96%	10.32%	11.89%	100.34%	100.00%	70.63%

Others	665	676	46	30	—	1	2	—	—	2,018	3,438
Loss allowance provision	—	—	7	71	—	—	1	—	—	2,017	2,096
Expected loss rate	0.00%	0.00%	15.22%	236.67%	0.00%	0.00%	50.00%	0.00%	0.00%	99.95%

Total trade receivables (ThU.S.$)	729,403	44,232	1,793	607	261	379	246	293	294	5,860	783,368
Total allowance for doubtful accounts (ThU.S.$)	2,313	—	59	131	26	39	30	293	295	4,731	7,917

December 31, 2021:

Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
Letters of credit	372,687	3,076	41	—	—	—	—	—	—	—	375,804
Loss allowance provision	—	—	—	—	—	—	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Credit line	408,723	29,705	686	50	87	13	1	—	—	5,406	444,671
Loss allowance provision	2,313	—	21	5	9	1	—	—	—	5,406	7,755
Expected loss rate	0.57%	0.00%	3.06%	10.00%	10.34%	7.69%	0.00%	0.00%	0.00%	100.00%

Others	10,319	3,230	238	311	—	—	—	2	1	110	14,211
Loss allowance provision	—	—	2	32	—	—	—	2	1	110	147
Expected loss rate	0.00%	0.00%	0.84%	10.29%	0.00%	0.00%	0.00%	100.00%	100.00%	100.00%

Total trade receivables (ThU.S.$)	791,729	36,011	965	361	87	13	1	2	1	5,516	834,686
Total allowance for doubtful accounts (ThU.S.$)	2,313	—	23	37	9	1	—	2	1	5,516	7,902

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of June 30, 2022 and as of December 31, 2021:

	June 2022	December 2021
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	8,792	8,000
Increase in loan loss allowance recognised in profit or loss during the year	2,289	2,229
Receivables written off during the year as uncollectible	—	(216)
Unused amount reversed	(2,276)	(1,221)
Closing balance	8,805	8,792

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco Europe Coöperatief U.A., Arauco Argentina S.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Colombia S.A., Arauco Peru S.A., Arauco North America, Inc., Arauco Canada Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti S.A., Arauco Forest Brasil S.A., Arauco do Brasil S.A. and Arauco Industria de Paineis S.A. Arauco works with credit insurance company Euler Hermes World Agency (Aa3 rating, as per risk rating companies Moody’s). The company grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 90% for non-registered clients (*).

(*) Non-registered clients are those whose lines are under ThU.S.$ 100 (equivalent currency of their invoicing) of the credit sales for all companies in the Arauco group that have a valid insurance policy. The top lines are from nominated clients.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 103,741, effective as of June 30, 2022, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco group (ThU.S.$)
Guarantees debtors (received from clients)
Certificate of deposits	6,665	6.4%
Standby	7,028	6.8%
Promissory notes	76,286	73.5%
Finance	10,774	10.4%
Mortgage	1,480	1.4%
Pledge	108	0.1%
Promissory notes	1,400	1.4%

Total guarantees	103,741	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 97.23% and, therefore, Arauco’s portfolio exposure amounts to 2.77%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	588,544	100.0%
Secured receivables (*)	572,216	97.23%
Unsecured receivables	16,328	2.77%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of June 30, 2022 and as of December 31, 2021. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2022				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	73,349	65,694	64,974	64,321	63,675	156,331	73,349	414,994	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	1,093	1,077	1,060	—	—	—	—	2,170	1,060	3.18%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco BBVA	—	18,376	—	—	—	—	—	18,376	—	1.40%	Fixed 1.40%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	4,422	4,355	4,287	—	—	—	—	8,777	4,287	3.18%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Finnish Export Credit	24,446	24,065	—	—	—	—	—	48,511	—	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	DnB Nor	40	26	13	—	—	—	—	66	13	1.47%	1.47%
—	Eufores S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	26,535	—	—	—	—	—	26,535	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	3,670	—	—	—	—	—	3,670	—	1.40%	Fixed 1.40%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	7,552	—	—	—	—	—	7,552	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollars	ITAU	—	5,069	—	—	—	—	—	5,069	—	2.78%	Fixed 2.780%
—	Eufores S.A.	U.S. dollars	Santander	—	21,131	—	—	—	—	—	21,131	—	2.70%	Fixed 2.70%
—	Eufores S.A.	U.S. dollars	Scotiabank	—	10,113	—	—	—	—	—	10,113	—	2.30%	Fixed 2.30%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Votorantim	241	—	—	—	—	—	—	241	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Votorantim	214	—	—	—	—	—	—	214	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito A	33	—	—	—	—	—	—	33	—	8.91%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito B	20	—	—	—	—	—	—	20	—	9.91%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. dollars	Banco Bndes Subcrédito C	37	12	—	—	—	—	—	49	—	5.88%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito D	22	—	—	—	—	—	—	22	—	11.11%	TJLP +5.11%
—	Mahal Emprendimientos e participações S.A.	Brazilian real	Banco Safra S.A.	—	4,054	8,785	12,611	11,245	5,119	—	4,054	37,760	14.70%	CDI +1.55%
	Arauco North America, Inc.	U.S. dollars	Banco Itau Corpbanca – NY Branch	—	41,507	235,139	—	—	—	—	41,507	235,139	4.59%	Libor 6M +1.65%

			Total	30,568	241,445	314,977	77,585	75,566	69,794	156,331	272,013	693,253

June 30, 2022				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	21,055	20,377	19,698	19,020	18,341	42,882	21,055	120,318	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	8,422	8,151	7,879	7,608	7,336	17,153	8,422	48,127	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	22,686	22,047	21,408	20,769	20,130	99,290	22,686	183,644	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,333	6,333	6,333	6,333	6,333	228,155	6,333	253,487	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,235	4,235	4,235	4,235	179,606	—	4,235	192,311	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,225	2,225	2,225	2,225	2,225	109,831	2,225	118,731	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,236	5,236	5,236	5,236	5,236	281,637	5,236	302,581	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2024	11,250	11,250	22,500	511,250	—	—	—	22,500	533,750	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	500,000	19,375	577,500	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	851,000	22,000	939,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	542,500	21,250	627,500	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,105,000	27,500	1,215,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	563,000	21,000	647,000	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,092,250	25,750	1,195,250	5.15%	5.15%

			Total	34,625	194,942	227,979	715,139	202,301	376,082	5,432,698	229,567	6,954,199

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2022				Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	320	936	610	396	344	78	—	1,256	1,428
85.805.200-9	Forestal Arauco S.A.	U.S. dollars	Lands	60	180	240	240	240	240	360	240	1,320
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	394	185	—	—	—	—	—	579	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	704	702	308	181	644	—	—	1,406	1,133
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	89	267	121	110	380	—	—	356	611
—	Arauco Argentina S.A.	U.S. dollars	Buildings and constructions	131	361	460	268	—	—	—	492	728
—	Arauco Argentina S.A.	U.S. dollars	IT equipment	9	—	—	—	—	—	—	9	—
—	Arauco Argentina S.A.	U.S. dollars	Plants and equipments	347	848	1,002	167	—	—	—	1,195	1,169
—	Arauco Argentina S.A.	U.S. dollars	Motor vehicles	524	1,268	1,500	—	—	—	—	1,792	1,500
—	Arauco Industria de Paineis S.A.	Brazilian real	Other properties, plant and equipment	1	—	—	—	—	—	—	1	—
—	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	28	6	—	—	—	—	37	6
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	7	5	—	—	—	—	—	12	—
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	3	3	—	—	—	—	—	6	—
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	2,466	6,037	8,102	8,102	8,102	8,102	1,350	8,503	33,758
—	Arauco Forest Brasil S.A.	Brazilian real	Motor vehicles	20	61	47	—	—	—	—	81	47
—	Arauco Florestal Arapoti S.A.	Brazilian real	IT equipment	7	20	25	2	—	—	—	27	27
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	52	156	156	—	—	—	—	208	156
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	28	65	49	—	—	—	—	93	49
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	105	46	10	—	—	—	—	151	10
—	Mahal Emprendimientos e participações S.A.	Brazilian real	Motor vehicles	88	1,227	1,173	962	962	962	9,620	1,315	13,679
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	367	1,102	1,469	1,469	1,469	1,469	2,203	1,469	8,079
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	124	310	154	96	53	4	—	434	307
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	14	28	—	—	—	—	—	42	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollars	Plants and equipments	996	2,994	4,004	4,018	4,033	4,048	62,554	3,990	78,657
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	3,856	8,209	989	—	—	—	—	12,065	989
—	Arauco North America, Inc.	U.S. dollars	Buildings and constructions	15	48	1,531	1,698	1,880	912	1,911	63	7,932
—	Arauco North America, Inc.	U.S. dollars	Motor vehicles	5	14	429	245	48	—	—	19	722
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	1	3	46	16	—	—	—	4	62
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollars	Plants and equipments	228	684	912	593	593	593	6,850	912	9,541
—	Eufores S.A.	U.S. dollars	Lands	978	2,650	6,827	6,438	5,956	5,528	39,215	3,628	63,964
—	Eufores S.A.	U.S. dollars	Plants and equipments	306	917	1,222	1,222	1,222	1,222	611	1,223	5,499
—	Eufores S.A.	U.S. dollars	Buildings and constructions	70	169	107	—	—	—	—	239	107
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,533	4,688	1,883	—	—	—	—	7,221	1,883
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	72	141	33	11	5	—	—	213	49
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	7	20	19	16	5	—	—	27	40
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	17	53	71	53	—	—	—	70	124
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	376	1,052	1,231	662	—	—	—	1,428	1,893
—	Araucomex S.A. de C.V.	U.S. dollars	Buildings and constructions	30	91	42	—	—	—	—	121	42
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	—	27	51	55	7	—	—	27	113
—	Arauco Industria de México, S.A. de C.V.	U.S. dollars	Plants and equipments	27	244	—	—	—	—	—	271	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	—	2	4	5	—	—	—	2	9
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	11	22	24	16	2	—	11	64
	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	—	55	81	88	28	—	—	55	197
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	14	28	—	—	—	—	—	42	—
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	21	10	—	—	—	—	29	10

			Total	15,408	35,956	34,946	27,137	25,987	23,160	124,674	51,364	235,904

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bank borrowings	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP Paribas / ECA	—	74,577	73,840	73,129	72,358	71,631	210,478	74,577	501,433	1.10%	1.06%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	1,089	1,078	2,121	—	—	—	—	2,167	2,121	2.20%	Libor 6M +2.05%
—	Zona Franca Punta Pereira S.A.	U.S. dollars	Banco BBVA	—	18,340	—	—	—	—	—	18,340	—	1.00%	Fixed 1.00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Banco Interamericano de Desarrollo A	4,406	4,359	8,579	—	—	—	—	8,765	8,579	2.20%	Libor 6M +2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	Finnish Export Credit	24,827	24,442	24,065	—	—	—	—	49,269	24,065	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. dollars	DnB Nor	136	102	102	—	—	—	—	238	102	0.00%	0.00%
—	Eufores S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	26,532	—	—	—	—	—	26,532	—	1.40%	Fixed 1.4%
—	Stora Enso Uruguay S.A.	U.S. dollars	Banco República Oriental del Uruguay	—	554	—	—	—	—	—	554	—	1.40%	Fixed 1.4%
—	Eufores S.A.	U.S. dollars	Citibank	—	2,512	—	—	—	—	—	2,512	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	ITAU	—	12,562	—	—	—	—	—	12,562	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	Scotiabank	—	5,025	—	—	—	—	—	5,025	—	1.00%	Fixed 1.00%
—	Eufores S.A.	U.S. dollars	Santander	—	27,135	—	—	—	—	—	27,135	—	1.00%	Fixed 1.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Votorantim	—	226	—	—	—	—	—	226	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Votorantim	—	201	—	—	—	—	—	201	—	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito A	32	62	—	—	—	—	—	94	—	8.23%	TJLP +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito B	19	37	—	—	—	—	—	56	—	9.23%	TJLP +3.91%
—	Arauco Forest Brasil S.A.	U.S. dollars	Banco Bndes Subcrédito C	38	86	—	—	—	—	—	123	—	5.72%	Cesta +2.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bndes Subcrédito D	22	42	—	—	—	—	—	64	—	10.43%	TJLP +5.11%
—	Mahal Emprendimientos e participações S.A.	Brazilian real	Banco Safra S.A.	—	2,776	2,800	11,540	10,587	9,655	—	2,776	34,583	10.70%	CDI +1.55%
	Arauco North America, Inc.	U.S. dollars	Banco Itau Corpbanca – NY Branch	—	35,293	34,688	212,123	—	—	—	35,293	246,811	1.99%	Libor 6M +1.65%

			Total	30,569	235,941	146,195	296,792	82,945	81,286	210,478	266,509	817,694

December 31, 2021				Maturity							Total		Effective rate	Nominal rate
Tax ID	Name	Currency	Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	22,113	21,412	20,710	20,009	19,308	53,713	22,113	135,153	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	8,845	8,565	8,284	8,004	7,723	21,486	8,845	54,061	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	23,778	23,118	22,457	21,797	21,136	112,945	23,778	201,453	4.00%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	6,546	6,546	6,546	6,546	6,546	239,090	6,546	265,274	3.60%	3.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	4,377	4,377	4,377	4,377	187,827	—	4,377	200,958	2.40%	2.40%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	—	2,299	2,299	2,299	2,299	2,299	114,669	2,299	123,865	2.10%	2.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	—	5,412	5,412	5,412	5,412	5,412	293,802	5,412	315,450	2.70%	2.70%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2024	11,250	11,250	22,500	522,500	—	—	—	22,500	545,000	4.50%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2027	—	19,375	19,375	19,375	19,375	19,375	509,688	19,375	587,188	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2047	—	22,000	22,000	22,000	22,000	22,000	862,000	22,000	950,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2029	—	21,250	21,250	21,250	21,250	21,250	553,125	21,250	638,125	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2049	—	27,500	27,500	27,500	27,500	27,500	1,118,750	27,500	1,228,750	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	573,500	21,000	657,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollars	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,105,125	25,750	1,208,125	5.15%	5.15%

			Total	34,625	198,120	231,104	729,460	205,319	387,126	5,557,893	232,745	7,110,902

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2021				Maturity								Total
Tax ID	Name	Currency	Underlying asset class	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non current ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	420	996	948	511	387	239	4	1,416	2,089
85.805.200-9	Forestal Arauco S.A.	U.S. dollars	Lands	60	180	240	240	240	240	480	240	1,440
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	550	633	—	—	—	—	—	1,183	—
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	32	96	64	—	—	—	—	128	64
85.805.200-9	Forestal Arauco S.A.	U.F.	Other properties, plant and equipment	1,050	2,177	371	250	177	572	—	3,227	1,370
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Other properties, plant and equipment	91	132	122	122	122	359	—	223	725
—	Arauco Argentina S.A.	U.S. dollars	Buildings and constructions	51	48	—	—	—	—	—	99	—
—	Arauco Argentina S.A.	U.S. dollars	IT equipment	13	22	—	—	—	—	—	35	—
—	Arauco Argentina S.A.	U.S. dollars	Plants and equipments	347	1,040	1,002	668	—	—	—	1,387	1,670
—	Arauco Argentina S.A.	U.S. dollars	Motor vehicles	519	1,286	1,589	750	—	—	—	1,805	2,339
—	Arauco Industria de Paineis S.A.	Brazilian real	Other properties, plant and equipment	3	4	—	—	—	—	—	7	—
—	Arauco Industria de Paineis S.A.	Brazilian real	Fixed facilities and accessories	9	27	24	—	—	—	—	36	24
—	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	13	24	1	—	—	—	—	37	1
—	Arauco Industria de Paineis S.A.	Brazilian real	Motor vehicles	110	54	—	—	—	—	—	164	—
—	Arauco Forest Brasil S.A.	Brazilian real	IT equipment	5	10	1	—	—	—	—	15	1
—	Arauco Forest Brasil S.A.	Brazilian real	Lands	1,038	3,113	4,149	4,149	4,149	4,149	2,768	4,151	19,364
—	Arauco Florestal Arapoti S.A.	Brazilian real	IT equipment	2	3	—	—	—	—	—	5	—
—	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	49	199	143	49	—	—	—	248	192
—	Arauco do Brasil S.A.	Brazilian real	IT equipment	23	73	31	13	—	—	—	96	44
—	Arauco do Brasil S.A.	Brazilian real	Motor vehicles	94	221	—	—	—	—	—	315	—
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Buildings and constructions	389	1,139	1,518	1,518	1,518	1,518	3,036	1,528	9,108
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.F.	Motor vehicles	146	395	280	127	79	24	—	541	510
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Buildings and constructions	15	46	15	—	—	—	—	61	15
93.458.000-1	Celulosa Arauco y Constitucion S.A.	Chilean pesos	Motor vehicles	4,255	12,764	5,896	—	—	—	—	17,019	5,896
93.458.000-1	Celulosa Arauco y Constitucion S.A.	U.S. dollars	Motor vehicles	31	—	—	—	—	—	—	31	—
—	Arauco North America, Inc.	U.S. dollars	Buildings and constructions	271	864	1,194	1,325	1,468	1,318	1,775	1,135	7,080
—	Arauco North America, Inc.	U.S. dollars	Motor vehicles	40	204	128	113	—	—	—	244	241
—	Arauco Canada Limited	Canadian dollars	Buildings and constructions	9	—	—	—	—	—	—	9	—
—	Arauco Canada Limited	Canadian dollars	Motor vehicles	14	43	86	33	—	—	—	57	119
—	Celulosa y Energía Punta Pereira S.A.	U.S. dollars	Plants and equipments	148	445	593	593	593	593	7,147	593	9,519
—	Eufores S.A.	U.S. dollars	Lands	1,070	3,211	6,321	5,999	5,559	5,155	35,766	4,281	58,800
—	Eufores S.A.	U.S. dollars	Plants and equipments	306	917	1,223	1,223	1,222	1,222	1,221	1,223	6,111
—	Eufores S.A.	U.S. dollars	Buildings and constructions	70	210	158	49	—	—	—	280	207
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,795	7,925	4,915	—	—	—	—	10,720	4,915
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	85	224	94	25	5	2	—	309	126
	Arauco Colombia S.A.	U.S. dollars	Buildings and constructions	6	45	—	—	—	—	—	51	—
—	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	5	16	19	12	3	—	—	21	34
—	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	37	56	77	66	—	—	—	93	143
—	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	321	1,003	1,104	1,106	—	—	—	1,324	2,210
—	Araucomex S.A. de C.V.	U.S. dollars	Buildings and constructions	27	84	97	—	—	—	—	111	97
—	Arauco Industria de México, S.A. de C.V.	U.S. dollars	Plants and equipments	98	33	—	—	—	—	—	131	—
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	11	39	50	54	8			50	112
—	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Lands	1	3	4	4	—	—	—	4	8
—	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	—	—	15	16	16	7	—	—	54
	Araucomex Servicios S.A. de C.V.	Mexican pesos	Buildings and constructions	—	1	105	79	86	28	—	1	298
96.637.330-K	Servicios Logisticos Arauco S.A.	U.F.	Motor vehicles	17	46	15	—	—	—	—	63	15
79.990.550-7	Investigaciones Forestales Bioforest S.A.	U.F.	Motor vehicles	8	25	19	5	—	—	—	33	24

			Total	14,654	40,076	32,611	19,099	15,632	15,426	52,197	54,730	134,965

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Regarding the Libor rate and its discontinuity, at the end of March 2022 Arauco maintains 4.96% of its total debt at said rate and it is not estimated that the effect of its elimination will be material. Additionally, Arauco maintains interest rate derivatives for 98.80% of its Libor rate based debt.

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 81 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of June 30, 2022, the total assets pledged as an indirect guarantee were MU.S.$ 318. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$ 454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$ 900. Both borrowing agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	817	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	379	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	2,299	Ministry of Public Works (MOP)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	2,453	Ministry of Public Works (MOP)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	563	Illustrious municipality of Arauco
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean pesos	15,656	Sociedad Concesionaria Autopista Costa Arauco S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	Brazilian real	29,269	BNDES
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	Brazilian real	407	Bank Votorantim S.A.
Mahal Empreendimentos e Participações S.A.	Endorsement of Arauco do Brasil	—	Brazilian real	28,637	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	Brazilian real	459	Bank Votorantim S.A.
		Total		80,939

INDIRECT
Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. dollar	63,158	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. dollar	255,000	Arauco North America, Inc.
		Total		318,158

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 0.42% (equivalent to ThU.S.$ -/+ 2,638), and +/- 0.02% of equity (equivalent to ThU.S.$ -/+ 1,583).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.63% (equivalent to ThU.S.$-/+$ 3,970) and a change on the equity of +/- 1.12% (equivalent to ThU.S. -/+$ 92,389).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2022, 5.5% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.1% (equivalent to ThU.S.$-/+ 645) and +/- 0.005% (equivalent to ThU.S.$-/+ 387) on equity.

	June 2022 ThU.S.$	Total
Fixed rate	5,187,170	94.5%
Bonds issued	4,376,167
Bank borrowings and others (*)	586,656
Lease liabilities	224,347
Variable rate	301,133	5.5%
Bonds issued	—
Bank borrowings	301,133
Total	5,488,303	100.0%

	December 2021 ThU.S.$	Total
Fixed rate	5,262,448	94.3%
Bonds issued	4,426,033
Bank borrowings and others (*)	673,111
Lease liabilities	163,304
Variable rate	318,845	5.7%
Bonds issued	—
Bank borrowings	318,845
Total	5,581,293	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of June 30, 2022, revenue due to pulp sales accounted for 41.4% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 15.49% (equivalent to ThU.S.$-/+ 98,024) on the income for the year after tax and +/- 0.71% (equivalent to ThU.S.$ -/+ 58,815) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on the needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 4 million tons per year. Pulp is sold in more than 35 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants around USA and Canada. The Company has a total annual production capacity of 7.6 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.5 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco totalize a capacity of 4.3 million m3 of MDF, 4.5 million m3 of PB and 230,000 m3 of OSB in its plants.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 sawmills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3.0 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended June 30, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	1,445,990	2,126,968	—	—	3,572,958		3,572,958
Revenues from rendering of services	55,362	—	377	—	55,739		55,739

Revenues from ordinary activities	1,501,352	2,126,968	377	—	3,628,697		3,628,697
Revenues from transactions with reportable segments	260,422	12,237	25,887	—	298,546	(143,416)	—

Finance income	—	—	—	28,794	28,794		28,794
Finance costs	—	—	—	(93,210)	(93,210)		(93,210)
Net finance costs	—	—	—	(64,416)	(64,416)		(64,416)

Depreciation and amortizations	153,197	102,486	839	5,331	261,853		261,853
Other income	156,943	13,416	—	1,457	171,816		171,816
Other expenses	67,860	11,458	7	7,386	86,711		86,711

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	2,074	—	—	2,703	4,777		4,777
Joint ventures	—	38,413	—	981	39,394		39,394

Income tax expense	—	—	—	(151,542)	(151,542)		(151,542)

Profit (loss) of each reportable segment	361,787	584,122	(4,274)	(308,725)	632,910		632,910

Geographical information on revenues
Revenue – Chilean entities	1,016,135	973,324	377	—	1,989,836		1,989,836
Revenue – Foreign entities	485,217	1,153,644	—	—	1,638,861		1,638,861
Total revenues from ordinary activities	1,501,352	2,126,968	377	—	3,628,697		3,628,697

Period ended June 30, 2022	Pulp ThU.S.$	Wood products ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	769,719	44,535	251	5,737	820,242	—	820,242
Acquisition and contribution of investments in associates and joint venture	—	—	—	118	118	—	118

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended June 30, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	12,570,986	3,186,681	18,369	1,412,036	17,188,072	(107,000)	17,081,072
Segment assets (excluding deferred tax assets)	12,570,986	3,186,681	18,369	1,404,090	17,180,126	(107,000)	17,073,126
Deferred tax assets				7,946	7,946		7,946
Investments accounted through equity method
Associates	30,464	—	—	58,790	89,254		89,254
Joint Ventures	—	194,266	—	54,043	248,309		248,309
Segment liabilities	816,115	585,135	14,077	7,396,362	8,811,689		8,811,689
Segment liabilities (excluding deferred tax liabilities)	816,115	585,135	14,077	5,556,743	6,972,070		6,972,070
Deferred tax liabilities				1,839,619	1,839,619		1,839,619

Geographical information on non-current assets
Chile	8,388,046	507,014	17,525	328,118	9,240,703	(10,760)	9,229,943
Foreign countries	2,754,354	1,202,361	—	30,916	3,987,631		3,987,631
Total non-current assets	11,142,400	1,709,375	17,525	359,034	13,228,334	(10,760)	13,217,574

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended June 30, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sales of goods	1,240,933	1,614,953	—	—	2,855,886		2,855,886
Revenues from rendering of services	46,195	26	174	—	46,395		46,395

Revenues from ordinary activities	1,287,128	1,614,979	174	—	2,902,281		2,902,281
Revenues from transactions with reportable segments	239,934	14,429	17,314	—	271,677	(271,677)	—

Finance income	—	—	—	14,434	14,434		14,434
Finance costs	—	—	—	(118,180)	(118,180)		(118,180)
Net finance costs	—	—	—	(103,746)	(103,746)		(103,746)

Depreciation and amortizations	151,306	91,449	802	5,545	249,102		249,102
Other income	91,476	8,176	—	20,724	120,376		120,376
Other expenses	48,760	12,535	133	9,028	70,456		70,456

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	848	—	—	(709)	139		139
Joint ventures	—	12,565	—	(1,488)	11,077		11,077

Income tax expense	—	—	—	(166,006)	(166,006)		(166,006)

Profit (loss) of each reportable segment	298,219	347,418	(4,567)	(337,283)	303,787		303,787

Geographical information on revenues
Revenue – Chilean entities	887,247	423,157	174	—	1,310,578		1,310,578
Revenue – Foreign entities	399,881	1,191,822	—	—	1,591,703		1,591,703
Total revenues from ordinary activities	1,287,128	1,614,979	174	—	2,902,281		2,902,281

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended June 30, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	699,497	34,983	52	2,401	736,933	—	736,933
Acquisition and contribution of investments in associates and joint venture	—	—	—	4,805	4,805	—	4,805

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended December 31, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	12,234,443	3,017,154	19,350	1,487,952	16,758,899	(97,589)	16,661,310
Segment assets (excluding deferred tax assets)	12,234,443	3,017,154	19,350	1,480,315	16,751,262	(97,589)	16,653,673
Deferred tax assets				7,637	7,637		7,637
Investments accounted through equity method
Associates	26,823	—	—	56,101	82,924		82,924
Joint Ventures	—	203,504	—	50,214	253,718		253,718
Segment liabilities	723,046	475,871	11,010	7,632,879	8,842,806		8,842,806
Segment liabilities (excluding deferred tax liabilities)	723,046	475,871	11,010	5,885,074	7,095,001		7,095,001
Deferred tax liabilities				1,747,805	1,747,805		1,747,805

Geographical information on non-current assets
Chile	7,978,472	528,776	18,307	330,600	8,856,155	(9,304)	8,846,851
Foreign countries	2,671,205	1,200,693	—	23,236	3,895,134		3,895,134
Total non-current assets	10,649,677	1,729,469	18,307	353,836	12,751,289	(9,304)	12,741,985

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended June 30, 2022	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	676,684	374,351	4,147	(109,419)	945,753	—	945,753
Cash flows (used in) investing activities	(702,528)	(36,572)	(8,100)	23,605	(723,595)	—	(723,595)
Cash flows from (used in) financing activities	(296,677)	(19,563)	(805)	(1,754	(318,799)	—	(318,799)
Net increase (decrease) in cash and cash equivalents	(322,521)	318,216	(4,768)	(87,568)	(96,641	—	(96,641)

	Pulp	Wood products	Others	Corporate	Subtotal	Elimination	Total
Period ended June 30, 2021	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	467,894	382,363	(491)	5,072	854,838	—	854,838
Cash flows (used in) investing activities	(635,195)	(44,141)	(271)	(1,983)	(681,590)	—	(681,590)
Cash flows from (used in) financing activities	(76,493)	(24,716)	(885)	(1,497)	(103,591)	—	(103,591)
Net increase (decrease) in cash and cash equivalents	(243,794)	313,506	(1,647)	1,592	69,657	—	69,657

Information required by geographic area:

	Geographical area
2022	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	1,949,083	282,437	319,059	634,462	275,493	112,424	3,572,958
Revenues from rendering of services	40,753	—	—		14,986	—	55,739

Revenues as of June 30, 2022	1,989,836	282,437	319,059	634,462	290,479	112,424	3,628,697

Non-current Assets at 06-30-2022 other than deferred tax	9,225,714	685,146	758,678	724,945	1,690,571	124,574	13,209,628

	Geographical area
2021	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	1,282,065	226,713	285,220	749,323	223,478	89,087	2,855,886
Revenues from rendering of services	28,513	—	—	—	17,857	25	46,395

Revenues as of June 30, 2021	1,310,578	226,713	285,220	749,323	241,335	89,112	2,902,281

Non-current Assets at 12-31-2021 other than deferred tax	8,842,910	688,698	642,578	735,846	1,698,320	125,995	12,734,347

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	06-30-2022	12-31-2021
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	60,349	56,949
Prepayment to amortize (insurance and others)	33,291	21,749
Recoverable taxes (related to purchases)	99,825	83,996
Other current non-financial assets	16,599	5,196
Total	210,064	167,890

	06-30-2022	12-31-2021
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	73,923	72,054
Guarantee values	3,586	3,296
Recoverable taxes	4,991	4,605
Other non-current non-financial assets	10,154	8,594
Total	92,654	88,549

	06-30-2022	12-31-2021
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	262,558	125,657
ICMS, PIS-COFINS and other tax payables - Brazil	25,494	24,590
Other tax payable	18,474	17,618
Other Current non-financial liabilities	5,034	5,789
Total	311,560	173,654

(1)	Correspond mainly to the minimum dividend provision of the parent company.

	06-30-2022	12-31-2021
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	76,133	74,780
Other non-current non-financial liabilities	2,760	2,226
Total	78,893	77,006

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)

Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

In 2021, Arauco updated the dividend policy of the Company, establishing that in respect of fiscal year 2021, it will be distributed among the shareholders an amount equivalent to the 40% of the cash income for such year capable of being distributed as dividends, excluding from the calculation of such cash income the extraordinary benefits that the Company will obtain, through its subsidiary Forestal Arauco S.A., for the sale of several real estate to Vista Hermosa Inversiones Forestales SpA.

As of December 31, 2021 Arauco in the Financial Statements recognized the balance of minimum dividend provision of the parent company for ThU.S.$ 125,012. As of November 5, 2021 Arauco paid ThU.S.$ 271,000 decreasing the minimum dividend provision.

In consideration of the profits obtained by the Company during the year 2021, in the Extraordinary Shareholders’ Meeting held on October 12, 2021, it was agreed the distribution of a definitive dividend (eventual dividend) with charge on the fund of retain profits. Generating a provision for ThU.S.$ 200,000, it was paid from October 25, 2021.

On April 8, 2022, our Board of Directors approved an amendment to the abovementioned dividend policy in respect of net income obtained in fiscal year 2021, in order to include in the calculation of the distributable net income for such fiscal year the extraordinary profits obtained by the Company for the aforementioned sale of real estate by the subsidiary Forestal Arauco S.A. to Vista Hermosa Inversiones Forestales SpA. The amendment to the dividend policy is based upon the very positive financial results obtained by Arauco during fiscal year 2021, already informed to the market, and its current cash availability.

The aforementioned modification to the Company’s dividend policy only applies for fiscal year 2021. For the eventual profits of the current fiscal year 2022 and for subsequent fiscal years, an amount equivalent to the 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay interim dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Considering the change in the dividend policy described above, the final dividend paid for the year 2021 increased by ThU.S.$ 67,121 compared to the provision as of December 31, 2021.

The following table details the adjustments made for the determination of distributable net profit as of June 30, 2022 and December 31, 2021:

	Distributable net profit
	06-30-2022 ThU.S.$	06-30-2021 ThU.S.$
Net profit attributable to parent company	632,877	302,912
Adjustments:
Biological assets
Unrealized gains (losses)	(130,564)	(81,810)
Realized gains (losses)	161,924	109,077
Deferred income taxes	(10,205)	(5,615)

Total adjustments	21,155	21,652

Distributable net profit	654,032	324,564

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January - June		April - June
	2022	2021	2022	2021
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	632,877	302,912	303,827	201,004
Weighted average of number of shares	120,474,350	118,336,956	120,474,350	120,188,355
Basic and diluted earnings per share (in U.S.$ per share)	5.2532095	2.5597414	2.5219227	1.6724083

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. COVID-19

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. As of the date of this report, the virus has affected most nations, including Chile, Argentina, Brazil, Uruguay, Mexico, and the United States.

Several measures have been undertaken by governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others.

In this complex scenario, it is important to highlight that, in March 2020, our industrial activities were declared as essential business by the authorities in most of the countries where we have operations. This has allowed us, as of the date of this report, to maintain the operational continuity in most of our industrial operations, helping to mitigate negative effects on the demand of some of our clients and products. We have implemented health and safety protocols for our workers both in industrial operations and in commercial offices. The measures adopted -such as social distancing, sanitation of the facilities, preventive testing, personnel transportation, home office, among others- are being continuously monitored so that workers have all the necessary protection for the performance of their functions.

Arauco’s commitment is not only with its workers, but also with the communities where we operate. In this regard, we have developed programs aimed at strengthening the capacities of the health system, through massive sanitation and fumigation programs of common spaces in the suburbs where we are present in Chile and delivery of sanitary supplies and essential reagents for 8 thousand diagnostic tests in the Ñuble region. In addition, support has been provided in temperature taking points and sanitary barriers in coordination with authorities; contributuion of hospital equipment and mechanical fans in Curanilahue, Biobío region; support in the implementation of rest areas for hospital personnel and improvements in spaces within hospitals in Chile; and collaborated in research for the development of mechanical fans.

On the other hand, our employees have participated as volunteers to deliver food boxes, as part of the campaign promoted by the CPC to reach the most vulnerable families in the country. This initiative entailed deliverying 5,226 food boxes in 28 communes of Chile, and putting together a network of Arauco Chile seamstresses for the development of reusable masks. Support was also provided, through the Fundación AcercaRedes, to the economy of small producers in Chile and for thereopening of agricultura fairs, applying various sanitation actions and delivering health kits. A network of volunteers was also assembled to support families living in rural areas.

No significant economic impacts have been generated in the operations reflected in Arauco’s financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited interim consolidated financial statements

June 30, 2022

Amounts in thousands of U.S. dollars, except as indicated

NOTE 28. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the period ended June 30, 2022 was approved by the Board of Directors of Arauco at the Extraordinary Meeting No. 674 held on August 10, 2022.

Subsequent to June 30, 2022 and as of the date of issuance of these interim consolidated financial statements, there have been no events, that could materially affect the presentation of these financial statements.

arauco Press Release 2Q 2022 carbon neutral

2Q 2022 RESULTS Highlights 2Q 2022 For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. REVENUES US$1,867.1 million NET INCOME US$303.9 million ADJUSTED EBITDA US$597.8 million NET DEBT TO EBITDA 1.64x CAPEX US$395.3 million

2Q2022 RESULTS

Overview

In US$ Million	Q2 2022	Q1 2022	Q2 2021	QoQ	YoY	YTD 2022	YTD 2021	YoY Acum
Revenue	1,867.1	1,761.6	1,555.6	6.0%	20.0%	3,628.7	2,902.3	25.0%
Net income	303.9	329.1	201.4	-7.7%	50.9%	632.9	303.8	108.3%
Adjusted EBITDA	597.8	628.4	545.4	-4.9%	9.6%	1,226.2	930.1	31.8%
Adjusted EBITDA Margin	32.0%	35.7%	35.1%	-10.3%	-8.7%	33.8%	32.0%	5.4%
LTM Adj. EBITDA	2,789.5	2,737.0	1,601.6	1.9%	74.2%	2,789.5	1,601.6	74.2%
CAPEX	395.3	424.8	404.4	-6.9%	-2.3%	820.0	693.8	18.2%
Net Financial Debt	4,586.6	4,686.1	4,760.3	-2.1%	-3.6%	4,586.6	4,760.3	-3.6%
Net Financial Debt / LTM Adj. EBITDA	1.64x	1.71x	2.97x	-4.0%	-44.7%	1.64x	2.97x	-44.7%

Adjusted EBITDA and EBITDA Margin (in US$ Million)

19.6%
24.2%
28.1%
28.6%
35.1%
54.1%
36.8%
35.7%
32.0%
205.8
290.7
380.8
384.7
545.4
922.9
640.4
628.4
597.8
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

2Q 2022 RESULTS Overview ARAUCO´s net income for the second quarter of 2022 was US$303.9 million, a decrease of US$25.2 million compared to the first quarter of 2022. Our Adjusted EBITDA was 4.9% lower than the first quarter of 2022, totalling US$597.8 million. Net Financial Debt decreased by US$99.5 million or 2.1 % compared to the last quarter. Our Net Debt/LTM EBITDA ended up in 1.64x, a decrease when compared to the 1.71x reached during the first quarter of 2022. In US$ Million Q2 Q1 Q2 YTD YTD YoY QoQ YoY 2022 2022 2021 2022 2021 Acum Revenue 1,867.1 1,761.6 1,555.6 6.0% 20.0% 3,628.7 2,902.3 25.0% Net income 303.9 329.1 201.4 -7.7% 50.9% 632.9 303.8 108.3% Adjusted 597.8 628.4 545.4 -4.9% 9.6% 1,226.2 930.1 31.8% EBITDA Adjusted 32.0% 35.7% 35.1% -10.3% -8.7% 33.8% 32.0% 5.4% EBITDA Margin LTM Adj. 2,789.5 2,737.0 1,601.6 1.9% 74.2% 2,789.5 1,601.6 74.2% EBITDA CAPEX 395.3 424.8 404.4 -6.9% -2.3% 820.0 693.8 18.2% Net Financial 4,586.6 4,686.1 4,760.3 -2.1% -3.6% 4,586.6 4,760.3 -3.6% Debt Net Financial Debt / 1.64x 1.71x 2.97x -4.0% -44.7% 1.64x 2.97x -44.7% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (in US$ Million)

2Q 2022 RESULTS Income Statement Revenues ARAUCO’s revenues reached US$1,867.1 million in the second quarter of 2022, an increase of 6.0% when compared to the previous quarter. This variation is mostly explained by higher revenues in our wood products division, with an increase in sales volume of 2.7%, partially offset by a decrease of 2.0% in prices. Additionally, revenues for our pulp division increased by 2.4% or US$17.7 million. The following table shows a breakdown of our revenues by business segment: In US$ Million Q2 2022 Q1 2022 Q2 2021 QoQ YoY Pulp 759.5 741.8 711.9 2.4% 6.7% Wood Products 1,107.5 1,019.5 843.6 8.6% 31.3% Total 1,867.1 1,761.6 1,555.6 6.0% 20.0% 2Q 2022 Revenue’s Breakdown

2Q 2022 RESULTS Cost of sales Increased by 9.2% or US$92.7 million compared to the first quarter of 2022. This is mostly explained by increases in timber due to higher prices and volumes, as well as adjustments in our forest valuation. In US$ Million Q2 2022 Q1 2022 Q2 2021 QoQ YoY Timber 221.8 147.8 181.0 50.1% 22.5% Forestry labor costs 157.9 140.2 136.5 12.6% 15.6% Depreciation and amortization 105.3 110.7 100.3 -4.9% 5.0% Depreciation for right of use 10.4 10.5 10.2 -0.5% 2.0% Maintenance costs 78.2 81.7 63.2 -4.3% 23.8% Chemical costs 188.5 178.0 130.5 5.9% 44.5% Sawmill services 35.0 28.6 28.1 22.3% 24.5% Other raw materials and indirect 116.5 128.5 86.6 -9.4% 34.4% costs Energy and fuel 62.9 60.6 42.8 3.7% 46.8% Cost of electricity 11.4 9.7 12.5 17.8% -8.4% Wage, salaries and severance 107.9 106.7 95.3 1.1% 13.2% indemnities Cost of Sales 1,095.8 1,003.2 887.2 9.2% 23.5% Administrative expenses Increased by 12.5% or US$17.6 million, when compared to the previous quarter, mostly due to an increase in, (i) computer services and (ii) property taxes, licenses and municipality rights. In US$ Million Q2 2022 Q1 2022 Q2 2021 QoQ YoY Wages, salaries and severance 62.6 62.4 62.7 0.4% -0.1% indemnities Marketing, advertising, promotion 4.6 3.9 3.3 19.2% 37.9% and publications expenses Insurance 6.3 6.4 6.0 -1.2% 5.8% Depreciation and amortization 8.4 8.5 9.4 -1.0% -11.1% Depreciation for the right of use 1.4 1.9 1.7 -27.9% -17.3% Computer services 16.3 5.6 9.6 191.6% 69.2% Lease rentals (offices, warehouses 1.0 1.5 1.6 -35.6% -38.4% and machinery) Donations, contributions, 2.0 2.1 1.2 -5.4% 69.1% scholarships Fees (legal and technical advisories) 9.1 8.7 9.3 5.3% -2.2% Property taxes, patents and 8.8 5.9 8.2 48.5% 6.5% municipality rights Other administration expenses 37.9 33.9 37.6 11.6% 0.8% Administrative Expenses 158.4 140.8 150.7 12.5% 5.1%

2Q 2022 RESULTS Distribution costs Distribution costs increased by 9.2%, or US$21.6 million mostly due to an increase of US$12.7 million or 6.5%, in freight costs, and Port services increased 35.5% or US$5.4 million caused by global logistic issues.    In US$ Million Q1 2022 Q1 2022 Q2 2021 QoQ YoY Commissions 3.3 3.7 3.6 -11.8% -8.9% Insurance 1.9 1.5 0.9 29.5% 123.1% Other selling costs 5.4 4.9 4.5 9.2% 20.3% Port services 20.7 15.2 11.8 35.5% 74.5% Freight 207.0 194.3 128.2 6.5% 61.4% Depreciation for the right of use 0.4 0.5 0.6 -33.7% -44.9% Other shipping and freight costs 17.0 13.7 9.6 23.8% 76.6% Distribution Costs 255.6 234.0 159.3 9.2% 60.5% Other income Increased by US$6.3 million mostly due to an increase in gains from changes in fair value of biological assets due to re-evaluation of our forest. Additionally, there was a decrease in gains on sales of assets mostly associated to the completion of the forestry asset sale we announced on August 2021. In US$ Million Q2 2022 Q1 2022 Q2 2021 QoQ YoY Gain from changes in fair value of biological assets 76.9 53.7 41.8 43.1% 84.0% Net income from insurance compensation 0.1 0.2 0.6 -16.5% -75.4% Leases received 0.6 0.5 0.2 20.5% 232.5% Gains on sales of assets 3.8 25.8 1.7 -85.5% 123.9% Other operating results 7.7 2.6 1.1 200.7% 575.0% Other Income 89.1 82.8 45.4 7.6% 96.3%

2Q 2022 RESULTS Other expenses Increased by 111.4% or US$31.1 million when compared to the first quarter of 2022. This is mostly explained by an increase in Operating expenses related to plant stoppages, and a significant increase in loss and repair of assets mainly explained by an insurance deductible, both due to the incident that occurred at the Valdivia mill (more information detailed in Subsequent Events). In US$ Million Q2 2022 Q1 2022 Q2 2021 QoQ YoY Legal payments 2.4 1.6 4.7 48.8% -48.8% Impairment provision property, plant and 3.7 2.5 7.9 41.2% -54.7% equipment and others Operating expenses related to plant stoppages 19.6 1.9 2.1 911.1% 833.3% Project expenses 6.4 3.7 6.1 72.8% 4.6% Loss (gain) from asset sales 3.1 1.7 1.2 83.3% 170.3% Loss and repair of assets 10.5 0 0.2 58,427.8% 6060.8% Loss of forests 2.3 10.4 0.6 -77.4% 286.9% Other taxes 5.5 3.3 6.8 68.3% -18.0% Other expenses (donations, repayments insurance) 5.4 2.7 3.5 101.2% 55.9% Other expenses 58.9 27.8 33.0 111.4% 78.5% Foreign exchange differences Showed a net loss of US$2.4 million, US$ 16.5 million lower than the first quarter that ended with a US$19.0 million loss. The main significant effects are given by the variation of local currencies in the countries where we have industrial operations. Income tax For the second quarter, income tax expenses reached US$74.9 million, US$2.2 million lower than the US$76.6 million of the previous quarter.

2Q 2022 RESULTS Adjusted EBITDA Adjusted EBITDA for the second quarter of 2022 was US$597.8 million, a 4.9% or US$30.7 million decrease when compared to the previous quarter. There was a decrease of 13.7% in the Adjusted EBITDA of our pulp business segment mostly associated to a 8.4% decrease in sales volume, partially offset by a 12.5% increase in average prices. This was partially offset by an increase of 8.1% in the Adjusted EBITDA of our wood products segment, mostly due to an increase of 5.7% prices and 2.7% in sales volume. In U.S. Million Q2 2022 Q1 2022 Q2 2021 QoQ YoY Net Income 303.9 329.1 201.4 -7.7% 50.9% Financial costs 46.2 47.0 57.2 -1.8% -19.2% Financial income (15.5) (13.3) (7.6) 16.0% 103.5% Income tax 74.9 76.6 123.4 -2.2% -39.3% EBIT 409.5 439.4 374.4 -6.8% 9.4% Depreciation & amortization 129.2 132.7 122.4 -2.6% 5.6% EBITDA 538.7 572.1 496.7 -5.8% 8.4% Fair value cost of timber harvested 122.6 78.2 77.2 56.8% 58.8% Gain from changes in fair value of biological assets (76.9) (53.7) (41.8) 43.1% 84.0% Exchange rate differences 2.4 19.0 5.2 -87.2% -53.4% Others (*) 10.9 12.9 8.0 -15.3% 37.1% Adjusted EBITDA 597.8 628.4 545.4 -4.9% 9.6% (*)Includes provision from forestry fires and provisions from property, plants and equipment, and others. Adjusted EBITDA variation by business segment (in US$ million)

2Q 2022 RESULTS Pulp Business During the second quarter of 2022, pulp prices increased in all markets mostly due to logistic issues, inflation and restricted supply. Finland was directly affected by the conflict between Russia and Ukraine due to the ban on using Russian raw material, causing a supply shortage for short fiber pulp; notwithstanding, pulp demand remained stable. In China, the market was affected because of an increase in cases related with covid-19 causing mobility and port area restrictions, confinements in cities, etc., leading to a reduction of activity. Despite these facts, prices of short and long fiber pulp rose significantly because of supply shortages. In Europe, unlike the Chinese market, there was a very strong demand in every type of fiber leading to higher prices, allowing the hike in costs to be transferred to the final products. The demand for dissolving pulp remained very stable during this quarter, but prices increased approximately 20% due to low supply. Production during the second quarter was affected due to the scheduled maintenance stoppage at the Nueva Aldea mill and the incident of the Valdivia mill. Production and Sales Volume (In thousand tonnes) The Adjusted EBITDA for our pulp business segment reached US$281.0 million during this quarter, which translates to a 13.7% or US$44.5 million decrease compared to the first quarter of 2022. Pulp EBITDA Mg reached 37.0%, 6.9% lower than the previous quarter which reached 43.9%.

2Q2022 RESULTS

Wood Products Business

Panels

Production and Sales Volume: Panels [1]

(In thousand m³)
1,615
1,547
1,511
1,401
1,521
1,424
Q2 2021
Q1 2022
Q2 2022
Production
Sales

(1) Includes PB, MDF, OSB, Composite panels and Retail Panels.

Sawn timber

Production and Sales Volume: Sawn Timber [2]

(In thousand m³)
688
590
635
549
668
599
Q2 2021
Q1 2022
Q2 2022
Production
Sales

(2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets

Note: Sales include trading

Plywood

Production and Sales Volume: Plywood

(In thousand m³)
140
132
128
152
135
135
Q2 2021
Q1 2022
Q2 2022
Production
Sales

of

67
12.9%
141
20.2%
197
26.1%
187
24.3%
254
30.2%
338
35.8%
320
32.3%
331
32.5%
358
32.3%
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Adjusted EBITDA
EBITDA Mg

2Q 2022 RESULTS Wood Products Business Panels Average sales prices increased 15.5% and sales volume increased 1.6% when compared to the first quarter. In the second quarter volumes and prices, despite remaining at good levels, were affected by the increase in exports from Brazil to the rest of the region. North America remained firm in its panel consumption. Sawn timber Sales volume increased 4.8% when compared to the first quarter. Average sales prices increased 1.3%. Good demand levels carried throughout the second quarter, allowing price levels to remain stable Plywood Sales volume decreased by 11.1%, and average prices increased by 7.8%. Demand remained at high levels, in particular in the US, Europe and Oceania. Supply restrictions persisted in Russia and Belarus, both which supply Europe and the US. Adjusted EBITDA for our wood products business was US$358.0 million during the second quarter of 2022, which translates to a 8.1% or US$26.7 million increase, compared to the previous quarter. Wood products EBITDA Mg was 32.3%, slightly lower than the 32.5 % reached during the first qu

2Q 2022 RESULTS During this quarter, capital expenditures(*) reached US$395.3 million, US$29.5 million lower than the previous quarter. This is mostly explained by a decrease in purchase of other long-term assets. Capital The biggest single item in CAPEX-related expenditures, were those related to the MAPA project. These expenditures reached US$188.6 million, 5.9% higher when compared to the US$178.1 million spent in the MAPA project Expenditures during the previous quarter. US$ Million Q2 2022 Q1 2022 Q2 2021 YTD 2022 YTD 2021 Cash flow used to obtain control of — — 48.0 subsidiaries or other businesses Cash flow used to purchase in (0.1)—(5.2) (0.1) (4.8) associates Other cash payments to acquire — (0.0)—(0.0) interests in joint ventures Purchase and sale of property, plant (330.5) (337.1) (346.2) (667.6) (603.1) and equipment Purchase and sale of intangible assets (0.9) (1.1) 0.4 (1.9) (2.5) Purchase of other long-term assets (63.8) (86.6) (53.4) (150.4) (131.3) Total CAPEX (*) (395.3) (424.8) (404.4) (820.0) (693.8) (*) On a cash basis.

2Q 2022 RESULTS During the second quarter, Free Cash Flow decreased by US$162.3 million compared to the first quarter, with outflows of US$88.9 million. Cash from Operations increased Free US$14.4 million mostly due to working capital variation. Cash used in investment activities decreased US$63.8 million on a quarterly basis, mostly due to last quarter’s proceeds from the forestry sale closed in August 2021. Cash used in financing activities increased Cash Flow US$192.3 mostly due to dividends paid in Q2 2022. US$ Million Q2 2022 Q1 2022 Q2 2021 Adjusted EBITDA 597.8 628.4 545.4 Working Capital Variation 22.5 (121.5) (164.4) Interest paid and received (77.2) (29.4) (73.4) Income tax received (paid/refunded) (11.0) (51.8) 82.1 Other cash inflows (outflows) (52.1) 40.0 63.1 Cash from Operations 480.1 465.7 452.7 Capex (*) (395.3) (424.8) (404.4) Proceeds from investment activities 41.9 32.1 2.5 Other inflows of cash, net 23.5 (1.1) 0.2 Cash from (used in) Investment Activities (329.9) (393.7) (401.8) Dividends paid (192.3)—(0.2) Other inflows of cash, net (16.3) (16.3) (17.5) Proceeds from issue of shares — 200.0 Cash from (used in) Financing Activities—Net of Proceeds and Repayments (208.6) (16.3) 182.3 Effect of exchange rate changes on cash and cash equivalents (30.5) 17.7 19.9 Free Cash Flow (88.9) 73.4 253.1 (*) On a cash basis. Q2 2022 – Q1 2022 (in US$ million) Net Debt Variation

2Q 2022 RESULTS

Cash

Cash by Currency
Other Currencies 12%
Brazilian Real 5%
Argentinean Peso* 10%
U.S. Dollar 73%

*Partially hedged in USD

Cash by Instrument
Money Market Funds 28%
Time Deposits 20%
Overnight Accounts 52%

2Q 2022 RESULTS Cash Our cash position was US$901.7 million at the end of the second quarter, which translates to a 15.4% decrease, equivalent to US$163.6 million, when compared to the end of the first quarter of 2022. This decrease was mostly due to a negative Free Cash Flow of the quarter (negative 88.9 US$ million). Additionally to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million, which as of the date of this report hasn’t been withdrawn. This facility is due in February 2025. Cash by Currency

2Q 2022 RESULTS

Financial Debt

ARAUCO's total financial debt as of June 30, 2022 was US$5,488.3 million, a decrease of 4.6% or US$263.2 million when compared to March 31, 2022.

Our consolidated net financial debt decreased 2.1 % or US$99.5 million when compared with March 2022.

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 1.64x, which compares to the 1.71x in the last quarter. This decrease is mainly explained by a 1.9% increase in LTM Adjusted EBITDA.

Net Financial Debt and Leverage (In US$ Million)
5.43x
4.79x
3.98x
2.97x
2.00x
1.83x
1.71x
1.64x
4,902
5,129
5,025
4,760
4,463
4,570
4,686
4,587
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Debt Amortization Profile as of June 30, 2022 (In US$ Million)
273
69
203
204
38
166
837
536
301
127
38
89
294
211
82
608
530
78
208
142
66
595
531
64
516
511
1770
57
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031 & Thereafter
Bank Loans
Bonds

Debt by Currency

EUR (2)
9%
Other Currencies
1%
UF (1) (2)
18%
U.S.Dollar
72%

Debt by Instrument

Leasing
4%
Banks
16%
Bonds
80%

As of June 2022 short term bank obligations (which includes accrued interest) sum up US$203.3 million. Bank obligations include the following maturities: US$173.5 million in bank loans and US$29.8 million in leasing. Bond obligations for 2022 sum up US$69 million. These obligations include amortizations of local bonds, and interest payments of our USD-denominated bonds. Debt Amortization Profile as of June 30, 2022 (In US$ Million) Debt by Currency Debt by Instrument (1) UF is a Chilean monetary unit indexed to inflation. (2) Swapped to USD

2Q 2022 RESULTS Second Quarter Subsequent Events and News Sucuriu Project In our challenge to seek new opportunities that contribute to our development, a collaboration agreement was signed with the Gonvernment of Mato Grosso de Sul in Brazil. The foregoing is an important preparatory step that allows us to continue with the evaluation of building a new pulp mill. This project is subject to a series of variables that are under study such as, market conditions, the environmental impact permit, the evaluation of timber supply and the approval by the Board of Directors. If conditions allow it, the construction stage of this new plant may begin in 2025. This project considers a CAPEX of approximately US$3 billion. The facility would have an estimated production capacity of 2.5 million tons of short fiber and would be located 50 km from the town of Inocência, an area that offers a number of logistical benefits. Valdivia Pulp Mill On May 26th the presence of fire was detected in the drying machine of our Valdivia Pulp Mill, Los Rios Region, Chile. The situation was duly addressed by personnel under emergency and safety protocols resulting in no injuries and a control of the fire. Various measures were adopted, including the halt of the mill in order to carry out the necessary repairs and maintenances. It is worth mentioning that the company has insurance to deal with this type of situation. The repairs will be carried out simultaneously in two stages. One stage consists of a small temporary repair, allowing a significant amount of production to be resumed in mid-September 2022. The other stage, is the complete repair of the dryer, work that should be completed in April 2023, restoring the full productive capacity of the mill. The Valdivia Mill has an authorized annual production capacity of 550,000 tons of pulp. Since 2020, the mill mainly produces textile pulp (Dissolving Pulp), without prejudice to being able to also produce pulp for paper according to market conditions. In addition, the Valdivia Mill produces renewable electricity, injecting significant surpluses into the National Electric System.

2Q 2022 RESULTS ESG Local Business Licenses Payment In Chile, a local business license (“patentes municipales”) is a permit necessary to develop any secondary or tertiary activity requiring a physical location granted by the local authorities of where the activity takes place. The location where this license is paid allows the community of the region to have more resources to meet their needs in terms of infrastructure, education, roads, quality of life, among others. Arauco has historically contributed based on these principles and today, as a result of an administrative and tax restructuring generated within the company, 95% of the business licenses remain in the regions where we operate. The increase in our taxation in these regions is a sign of commitment to the development of these areas that have been part of our evolution. We seek to contribute to local development, first through our own work, by having a renewable activity that contributes to the challenges of a more sustainable world. As well as implementing programs, installing capacities and making alliances that seek well-being, from dialogue and participation. Sustainability Report 2021 We are a global company that with our work and innovation, we develop products based on renewable forest resources. Everything you need to know about us can be found in our 2021 Sustainability Report, click here for English, or here for Spanish. For more information dial in to our Conference Call.

2Q 2022 RESULTS UPCOMING EVENTS 2Q 2022 RESULTS CONFERENCE CALL Friday, August 19, 2022 11:30 Santiago Time 11:30 Eastern Time (New York) Dial in: +1 (844) 450 3845 from the US +56 (44) 208 1274 from Chile +55 (11) 3181 8565 from Brazil +1 (412) 317 6368 from other countries Conference ID: Arauco For further information, please contact: Marcelo Bennett Treasurer marcelo.bennett@arauco.com Phone: +56 2 2461 7309 Constanza Vasquez Investor Relations constanza.vasquez@arauco.com Phone: +56 2 2461 7434 investor_relations@arauco.cl

2Q 2022 RESULTS Financial Statements Income Statement In US$ Million Q2 2022 Q1 2022 Q2 2021 YTD 2022 YTD 2021 Revenues 1,867.1 1,761.6 1,555.6 3,628.7 2,902.3 Cost of sales (1,095.8) (1,003.2) (887.2) (2,099.0) (1,785.0) Gross profit 771.3 758.5 668.4 1,529.7 1,117.3 Other income 89.1 82.8 45.4 171.8 120.4 Distribution costs (255.6) (234.0) (159.3) (489.6) (304.1) Administrative expenses (158.4) (140.8) (150.7) (299.2) (287.2) Other expenses (58.9) (27.8) (33.0) (86.7) (70.5) Financial income 15.5 13.3 7.6 28.8 14.4 Financial costs (46.2) (47.0) (57.2) (93.2) (118.2) Share of profit (loss) of associates and joint 24.5 19.7 8.7 44.2 11.2 ventures accounted for using equity method Other income (loss) 0.0 0.0 0.0 0.0 0.0 Exchange rate differences (2.4) (19.0) (5.2) (21.4) (13.7) Income before income tax 378.8 405.7 324.8 784.5 469.8 Income tax (74.9) (76.6) (123.4) (151.5) (166.0) Net income 303.9 329.1 201.4 632.9 303.8 Profit attributable to parent company 303.8 329.1 201.0 632.9 302.9 Profit attributable to non-parent company 0.0 0.0 0.4 0.0 0.9

2Q 2022 RESULTS Balance Sheet In US$ Million 30-06-2022 31-03-2022 30-06-2021 Cash and cash equivalents 901.7 1,065.4 1,133.7 Other financial current assets 20.5 9.6 3.3 Other current non-financial assets 210.1 194.5 208.0 Trade and other receivables-net 874.6 956.6 878.6 Related party receivables 6.9 6.0 5.8 Inventories 1,358.3 1,299.0 1,019.8 Biological assets, current 364.0 355.6 297.9 Tax assets 125.1 227.3 111.8 Non-Current Assets classified as held for sale 2.3 1.7 132.0 Total Current Assets 3,863.5 4,115.8 3,790.9 Other non-current financial assets 15.8 34.6 16.7 Other non-current and non-financial assets 92.7 100.9 117.9 Non-current receivables 22.7 21.3 15.7 Investments accounted through equity method 337.6 363.0 324.4 Intangible assets 78.5 82.1 97.1 Goodwill 58.8 60.6 59.6 Property, plant and equipment 9,595.0 9,443.6 8,806.7 Biological assets, non-current 3,008.6 3,062.6 3,189.7 Deferred tax assets 7.9 8.2 5.7 Total Non-Current Assets 13,217.6 13,176.9 12,633.4 TOTAL ASSETS 17,081.1 17,292.7 16,424.4 Other financial liabilities, current 383.7 415.4 487.7 Trade and other payables 713.8 711.3 700.2 Related party payables 3.4 5.3 3.9 Other provisions, current 6.3 0.3 0.4 Tax liabilities 44.3 147.8 56.0 Current provision for employee benefits 5.8 6.3 6.4 Other non-financial liabilities, current 311.6 397.4 50.0 Total Current Liabilities 1,468.9 1,683.9 1,304.5 Other non-current financial liabilities 5,324.9 5,471.2 5,517.5 Trade and Other payables non-current 2.4 2.7 0.0 Other provisions, non-current 30.5 30.6 29.3 Deferred tax liabilities 1,839.6 1,779.3 1,509.3 Non-current provision for employee benefits 66.4 73.1 73.9 Other non-financial liabilities, non-current 78.9 89.9 86.0 Total Non-Current Liabilities 7,342.8 7,446.8 7,216.1 Non-parent participation 7.2 7.4 26.9 Net equity attributable to parent company 8,262.2 8,154.6 7,876.9 TOTAL LIABILITIES AND EQUITY 17,081.1 17,292.7 16,424.4

2Q 2022 RESULTS Cash Flow Statement US$ Million Q2 2022 Q1 2022 Q2 2021 YTD 2022 YTD 2021 Receipts from sales of goods and rendering of 2,059.8 1,806.0 1,476.0 3,865.8 2,832.4 services Other cash receipts (payments) 61.0 110.5 93.7 171.5 199.5 Payments of suppliers and personnel (less) (1,554.3) (1,371.4) (1,123.3) (2,925.8) (2,192.7) Interest paid and received (77.2) (29.4) (73.4) (106.5) (112.1) Income tax paid (11.0) (51.8) 82.1 (62.8) 130.0 Other (outflows) inflows of cash, net (0.1) 1.9 (2.3) 1.7 (2.3) Net Cash Provided by (Used in) Operating 480.1 465.7 452.7 945.8 854.8 Activities Capital Expenditures (395.3) (424.8) (404.4) (820.0) (693.8) Other investment cash flows 65.4 31.1 2.6 96.5 12.2 Net Cash Provided by (Used in) Investing Activities (329.9) (393.7) (401.8) (723.6) (681.6) Proceeds from borrowings 157.5 10.0 0.0 167.5 5.0 Repayments of borrowings (232.2) (29.1) (43.5) (261.3) (272.6) Dividends paid (192.3) 0.0 (0.2) (192.3) (0.2) Other inflows of cash, net (16.3) (16.3) (17.5) 0.0 0.0 Proceeds from Issue of Shares 0.0 0.0 200.0 (32.6) (35.8) Net Cash Provided by (Used in) Financing Activities (283.4) (35.4) 138.9 (318.8) (103.6) Total Cash Inflow (Outflow) of the Period (133.2) 36.6 189.8 (96.6) 69.7 Effect of exchange rate changes on cash and cash (30.5) 17.7 19.9 (12.8) (0.6) equivalents Cash and Cash equivalents at beginning of the 1,065.4 1,011.1 924.1 1,011.1 1,064.7 period Cash and Cash Equivalents at end of the Period 901.7 1,065.4 1,133.7 901.7 1,133.7

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: August 23, 2022	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer